NOTICE OF ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

AND

2026 MANAGEMENT INFORMATION CIRCULAR

JUNE 11, 2026

LETTER FROM CHAIRMAN

Dear Fellow Shareholders,

On behalf of the Board of Directors of Galiano Gold Inc. (Galiano), we are pleased to present Galiano's Management Information Circular (the "Circular") and Notice of our 2026 Annual and Special Meeting of Shareholders, which will be held in a virtual format on June 11, 2026, at 10:00 a.m. (Pacific time). This Circular contains important information, including the items of business for consideration at our meeting as well as discussions of our corporate governance practices and approach to executive compensation. We encourage you to familiarize yourself with the content included in the Circular as you decide how to vote your shares. Your participation as a shareholder is important to us, and we encourage you to exercise your vote at the meeting or to submit your proxy or voting instruction form ahead of the proxy cut-off deadline of 10:00 a.m. (Pacific time) on June 9, 2026. In the remainder of this letter, we provide more information about Galiano's performance in 2025 and the opportunities ahead for our business, demonstrating our path to continued value creation for all of our stakeholders.

2025 Year In Review

2025 was a year of steady operational progress at the Asanko Gold Mine (the "AGM") allied with exceptional exploration results from Abore that culminated in the declaration of a maiden underground Mineral Resource. Most importantly, we accomplished this while maintaining a high standard of responsible mining, and strong safety and environmental performance.

Mining activities centered on three of our deposits; the majority of ore supply came from Abore, which as expected, is showing higher grades at deeper elevations, and we were very pleased to have made a significant start towards the pre-stripping campaign at Nkran.

Gold production and cash flow from operations increased quarter on quarter through 2025, while AISC reduced quarter on quarter over the same period. The plant upgrades which were completed in the second half of the year have positioned us well to continue this momentum into 2026, forecasting a 25% increase in production from 2025.

Importantly, we ended 2025 in a robust financial position with approximately $105 million in cash, and the addition of the credit facility also provides us with significant financial flexibility to pursue our objectives.

Future Momentum

We see significant reason for optimism in the near term, production is forecast to increase by 25% in 2026 and an inflection point in cash flow generation is anticipated in early 2027 as remaining hedges fall away and the final deferred payment to Gold Fields is executed.

We have made significant headway with the pre-stripping activities at Nkran, which remains on track to deliver consistent higher grade ore in early 2029.

Finally, we remain upbeat about the exploration potential at the AGM with near term reserve growth expected at Esaase, underground resource expansions targeted at Nkran and Abore, while green fields targets will continue to be advanced on the property.

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Engaging With Our Shareholders

Once again, the Board has chosen to hold its annual shareholders meeting in a virtual-only format. After careful consideration, we determined that this format best serves the interests of Shareholders and the Company by allowing for broader participation, regardless of location, while maintaining full engagement opportunities, including the ability to ask questions and vote in real time.

We remain committed to transparency and accessibility and will continue to assess our meeting format to ensure it meets these objectives. We encourage you to exercise your right to vote on the matters to be considered at the Meeting.

You may vote in advance, during the virtual Meeting, or by proxy, using the methods described in the accompanying management information circular, where you will also find details on how to participate.

On behalf of the Board, thank you for your continued engagement and support. To our global employees, thank you for all your hard work and for safely delivering on our strategic goals.

Sincerely,

(signed) "Paul N. Wright"

Paul N. Wright
Chairman of the Board

April 30, 2026

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Meeting Information Date: June 11, 2026 Time: 10:00 a.m., Vancouver time Location: meetnow.global/M6UMQK9

Dear Shareholder:

We are pleased to invite you to the Annual General & Special Meeting of the Shareholders of Galiano Gold Inc. ("Galiano Gold" or the "Company"), which will be held virtually on June 11, 2026, at 10:00 a.m. Pacific Time. The Annual General & Special Meeting provides us with a valuable opportunity to consider matters of importance to the Company with shareholders, and we look forward to your participation.

The accompanying Management Information Circular describes the business to be conducted at the meeting and provides information on Galiano Gold's approach to executive compensation and governance practices. We invest significant time and effort to assure our compensation programs are competitive in the market and appropriately aligned with the achievement of business results and long-term shareholder interests.

Your participation in the affairs of the Company is important to us and we encourage you to vote your shares. Please refer to the "General Voting Information" section of the accompanying Management Information Circular for further information on how to properly exercise your voting rights. If you have any questions about the information contained in the circular or require assistance in voting your shares, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by calling toll-free or texting "INFO" to 1-877-452-7184 (for shareholders in Canada or the United States) or 1-416-304-0211 (for shareholders outside North America) or by e-mail at assistance@laurelhill.com.

The Board of Directors and management look forward to your participation at the Annual General & Special Meeting and thank you for your continued support.

Sincerely,

(signed) "Matt Badylak"

Matt Badylak

President & Chief Executive Officer

April 30, 2026

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MEETING AND VOTING INFORMATION

The Annual General & Special Meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Galiano Gold Inc. (the "Company") will be held as a virtual-only Meeting. Shareholders will not be able to attend the Meeting in person. Registered Shareholders (as defined in the accompanying Management Information Circular dated April 30, 2026 (the "Circular")) and duly appointed proxyholders can attend the Meeting online at meetnow.global/M6UMQK9 on Thursday, June 11, 2026, at 10:00 a.m., Pacific Time, for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2025, and the report of the auditor thereon (together the "annual financials"), which are available for download under the Company's SEDAR+ profile at www.sedarplus.ca;

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at eight (see "Number of Directors" in the Circular);

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Circular);

4. To reappoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Circular);

5. To consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Company's adoption of a new Omnibus Equity Incentive Plan; and

6. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation program, as more particularly described and set forth in the Circular (see "Advisory Vote on Executive Compensation" in the Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice of Meeting (the "Notice") may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (together the "Notice-and-Access Provisions") for this Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Circular and any additional annual meeting materials online. Shareholders will still receive this Notice and a form of proxy for Registered Shareholders, or a voting instruction form for Beneficial Shareholders (as defined below) and may choose to receive a paper copy of the Circular. The Company will not use procedures known as 'stratification' in relation to the use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular to some shareholders, but not others, with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular unless it is specifically requested.

Copies of this Notice, the Circular, the form of proxy and the annual financials (together "Proxy Materials"), are posted on the Company's website (galianogold.com/investors/annual-meeting) and are filed on SEDAR+ under the Company's profile at www.sedarplus.ca. Any Shareholder who wishes to receive a paper copy of the Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

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In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Circular and submit their vote prior to 10:00 a.m., Pacific Time, on Tuesday, June 9, 2026, any Shareholder wishing to request a paper copy of the Circular as described above should ensure such request is received by the Company or Laurel Hill Advisory Group by June 2, 2026. Under the Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

Registered Shareholders who are unable to attend the Meeting virtually and who wish to ensure their Common Shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. To be effective, the enclosed form of proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the form of proxy, no later than 10:00 a.m., Pacific Time, on June 9, 2026. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

If you hold your Common Shares in a brokerage account, you are a non-registered Shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of proxy or voting instruction form provided to them by their intermediary, in order to cast their vote or in order to notify the Company if they plan to attend the Meeting.

DATED at Vancouver, British Columbia, this 30th day of April 2026.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak
President and Chief Executive Officer

If you have any questions and/or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Text Message: Text INFO to 1-877-452-7184 or 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

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2026 MANAGEMENT INFORMATION CIRCULAR

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2026 MANAGEMENT INFORMATION CIRCULAR

with information as at April 30, 2026 (unless indicated otherwise)

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Galiano Gold Inc. (the "Company", "Galiano", "we", "us" or "our") for use at the Annual General & Special Meeting (the "Meeting") of its holders ("Shareholders") of Common Shares (defined below) to be held on Thursday, June 11, 2026 at the time and for the purposes set forth in the accompanying Notice of the Meeting (the "Notice").

Our board of directors (the "Board") and management have decided to conduct the Meeting virtually, using the Summit meeting platform. Registered Shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Circular. Non-registered (Beneficial) Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all Shareholders an equal opportunity to participate, regardless of their geographic location.

In this Circular, references to "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means Shareholders whose names appear on the share register of the Company. "Beneficial Shareholders" means Shareholders who hold their Common Shares with a bank, broker or other financial intermediary and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to Beneficial Shareholders of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist in connection with the Company's communications with Shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of C$37,500, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Notice-and-Access

The Company has elected to deliver the Notice, this Circular, the form of proxy and the audited financial statements of the Company for its fiscal year ended December 31, 2025, together with the report of the auditor thereon (collectively, the "Proxy Materials") using the notice-and-access provisions concerning the electronic delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders (together, the "Notice-and-Access Provisions").

The Notice-and-Access Provisions allow reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by certain specified electronic means (rather than delivering such materials by mail), provided that the conditions of NI 51-102 and NI 54-101 are met, including the posting of such materials on a non-SEDAR+ website (usually the reporting issuer's website and sometimes the transfer agent's website).

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Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and shareholders will be entitled to request delivery of paper copies of the proxy materials at the reporting issuer's expense.

Use of Notice-and-Access Provisions reduces paper waste and printing and mailing costs incurred by the Company. In order for the Company to utilize Notice-and-Access Provisions for the Meeting, it must send a notice to Registered Shareholders and arrange for intermediaries to forward notices to non-registered (Beneficial) Shareholders for the Meeting: (i) providing basic information about the Meeting and the matters to be voted on, (ii) indicating that the Proxy Materials have been posted and explaining how a Shareholder can access them or obtain paper copies of those materials from the Company, and (iii) explaining the Notice-and-Access Provisions process. These requirements were built into the Notice for the Meeting, which was delivered to Registered Shareholders by the Company and forwarded to non-registered (Beneficial) Shareholders through their intermediaries, along with the applicable voting document: a form of proxy in the case of Registered Shareholders; or a voting instruction form in the case of non-registered (Beneficial) Shareholders.

This Circular has been posted in full on the Company's website at galianogold.com/investors/annual-meeting/default.aspx and under the Company's profile on SEDAR+ at www.sedarplus.ca. Any Shareholder who wishes to receive a paper copy of this Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

In order to use the Notice-and-Access Provisions, a reporting issuer must set the Record Date (as defined below) for notice of the meeting to be on a date that is at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the proxy-related materials to be posted on the applicable website and for other materials to be delivered to shareholders. As the Company is a reporting issuer and has previously used the Notice-and-Access Provisions, the Company is eligible to abridge the time between the filing of notification of the Meeting and Record Date and the Record Date. The Company filed its Notice of Meeting and Record Date on March 27, 2026.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular to some shareholders, but not others, with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of this Circular from the Company or any intermediary unless such Shareholder specifically requests same.

The Company will pay intermediaries, including Broadridge Financial Solutions ("Broadridge"), to deliver proxy-related materials to NOBOs (as defined herein) and the Company will pay intermediaries for delivery of proxy-related materials to OBOs (as defined herein).

Any Shareholder who wishes to receive a paper copy of this Circular should make contact with the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194 or by email: info@galianogold.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a completed proxy or voting instruction form prior to the deadline for receipt of proxies at 10:00 a.m. on June 9, 2026, it is strongly suggested that a requesting Shareholder ensures their request is received by the Company no later than June 2, 2026.

All Shareholders may call 1-855-246-7341 (toll-free) in order to obtain additional information relating to the Notice-and-Access Provisions or to obtain a paper copy of the Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

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Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the form of proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Shareholders who wish to appoint someone other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their completed proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your completed form of proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code that is required to be able to attend and participate at the Meeting.

To register a proxyholder, Shareholders MUST visit www.computershare.com/GalianoGold  by 10:00 a.m. on June 11, 2026 and provide Computershare Investor Services Inc. ("Computershare") with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

Voting by Proxyholder

The persons named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified; and

(b) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the accompanying form of proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the proxy form and, if applicable, for the nominees of management for election of directors and appointment of the auditor as identified in the proxy form.

Registered Shareholders

You are a Registered Shareholder if your name appears on a share certificate or a Direct Registration System statement confirming your holdings. If you are a Registered Shareholder, you have received a form of proxy for this Meeting. Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting virtually. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a) access the internet website of Computershare at www.investorvote.com. Registered Shareholders must follow the instructions given on Computershare's website and refer to the accompanying form of proxy for the holder's account number and the proxy voting control number;

(b) complete date and sign the accompanying form of proxy and return it to the Company's transfer agent, Computershare, by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

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(c) call 1-866-732-VOTE (8683) to use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the accompanying form of proxy for the toll-free number, the holder's account number and the proxy voting control number.

Registered Shareholders must ensure the completed form of proxy is received by 10:00 a.m., Pacific Time, on June 9, 2026, or at least 48 hours before any adjournment of the Meeting. Late proxies may be accepted or rejected by the chairperson of the Meeting (the "Chair"), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Registered Shareholders who wish to attend the Meeting online must take the following steps:

• On the Meeting date, log on to meetnow.global/M6UMQK9 at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your invite code.

• Vote when the online ballot is presented during the virtual Meeting.

You have to be connected to the internet at all times to be able to participate in and vote at the Meeting online. It is your responsibility to ensure you stay connected for the entire meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. As internal network security protocols such as firewalls or VPN connections may block access to the meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 15 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting.

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly considering the decision to hold this year's Meeting virtually. Registered Shareholders, non-registered (Beneficial) Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as "guests") will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To assure fairness for all, the Chair will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders (those Shareholders who do not hold Common Shares in their own name). Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

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If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms),  and in the United States, under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your Common Shares without receiving instructions from you.

The voting instruction form supplied to you by your broker will be similar to the form of proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a voting instruction form ("VIF") in lieu of the form of proxy provided by the Company. The VIF will name the same persons as are set out in the Company's form of proxy to represent your Common Shares at the Meeting.

As an alternative to submitting your voting instructions to your intermediary by completing and returning your VIF, Beneficial Shareholders may vote using the following methods:

• Online - Go to www.proxyvote.com enter your 16-digit control number, located on the VIF and provide your voting instructions.

• Telephone - Call the toll-free number listed on your VIF from a touch tone phone and follow the automatic recording instructions to vote. You will need your 16-digit control number to vote.

Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. Beneficial Shareholders wishing to participate in the Meeting using the meeting platform must follow the procedures set out below.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any Shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Beneficial Shareholders who wish to appoint someone (including appointing yourself to attend the Meeting) other than the officers and/or directors of the Company as their proxyholder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their completed form proxy or voting instruction form, as applicable, appointing that person as proxyholder AND, if that person will be attending the Meeting, register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your completed form of proxy or voting instruction form if your proxyholder will be attending the Meeting. Failure to register the proxyholder will result in the proxyholder not receiving an Invite Code or username that is required to be able to attend and participate at the Meeting.

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If you are a Beneficial Shareholder and you wish to vote at the Meeting online, you must appoint yourself as proxyholder by inserting your own name in the space provided on the form of proxy or VIF sent to you by your intermediary, you must follow all of the applicable instructions provided by your intermediary AND if you will be attending the Meeting online, you must also register yourself as your proxyholder. By doing so, you are instructing your intermediary to appoint you as proxyholder. Beneficial Shareholders who have not appointed themselves as proxyholder cannot vote online during the Meeting.

To register a proxyholder, Beneficial Shareholders MUST visit www.computershare.com/GalianoGold by 10:00 a.m. on June 11, 2026 and provide Computershare Investor Services Inc. with the required proxyholder contact information, so that Computershare may provide the proxyholder with an Invite Code via email. Without an Invite Code, proxyholders will not be able to attend and vote online at the Meeting.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the Meeting prior to the start time. It is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences.

If you are a duly appointed proxyholder or if you have appointed yourself as a proxyholder and the proxyholder registration with Computershare has been completed, you may vote during the Meeting by taking the following steps:

• You will receive log in credentials from Computershare once the proxy deposit deadline has passed.

• On the Meeting date, log on to meetnow.global/M6UMQK9 at least 15 minutes before the Meeting starts.

• Click on "Shareholder".

• Enter your 15-digit control number or click on "Invitation" and enter your Invite Code.

• Vote when the online ballot is presented during the virtual Meeting.

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:

• Going to meetnow.global/M6UMQK9; and

• Clicking "Guest" and completing the online form.

Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist Shareholders with voting their Common Shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

If you are a Beneficial Shareholder in the United States, to attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

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Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1

or

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than June 9, 2026 by 10:00am. You may attend the Meeting and vote your shares at meetnow.global/M6UMQK9 during the Meeting. Please note that you are required to register your appointment at www.computershare.com/GalianoGold.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws applicable to domestic United States issuers.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the completed form of proxy bearing a later date to Computershare, or at the address of the registered office of the Company at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V7E 4E5, at any time up to and including the last business day that precedes the day of the Meeting, or in any other manner provided by law, or

(b) virtually attending the Meeting and voting the Registered Shareholder's Common Shares (as discussed below).

Beneficial Shareholders should follow the instructions found on the form of proxy or VIF provided to them from their intermediary.

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A proxy will automatically be revoked by either: (i) attendance at the virtual Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent form of proxy in accordance with the foregoing procedures. A revocation of proxy does not affect any matter on which a vote has been taken prior to such revocation.

As noted above, if you are using a 15-digit control number to login to the Meeting and you accept the terms and conditions, you may revoke any and all previously submitted proxies by electing to vote by ballot during the Meeting.

BUSINESS OF THE MEETING

Record Date and Entitlement to Vote

Each Shareholder of record at the close of business on April 22, 2026 (the "Record Date") is entitled to vote at the Meeting the Common Shares registered in his or her name on that date. Each Common Share carries the right to one vote on each matter voted on at the Meeting.

Voting Matters

Voting recommendation
Proposal 1	Set the number of directors to be elected at eight (8).	FOR
Proposal 2	Elect the directors named in this Circular, each to serve until the next annual meeting of shareholders, or until their earlier resignation.	FOR each nominee
Proposal 3	Appoint the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration.	FOR
Proposal 4	Approve the Omnibus Equity Incentive Plan	FOR
Proposal 5	Approve, on an advisory basis, the Company's approach to executive compensation.	FOR

A simple majority of affirmative votes cast at the Meeting is required to pass each of the matters scheduled to be acted upon at the Meeting. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

Number of Directors

The number of individuals to be elected to the Board was last set by ordinary resolution of the Shareholders at the Annual General Meeting of the Company held on June 12, 2025, and that number was eight (8). Since the 2025 meeting, there have been no changes to the Board. Therefore, at the Meeting, Shareholders will be asked to approve an ordinary resolution to set the number of directors to be elected to the Board at eight (8).

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Election of Directors

Please refer to the section entitled "Nominees for election to the Board" of this Circular for biographies and more information on the nominees.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with the provisions of the BCA, each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected or appointed.

Proxies solicited hereby, unless otherwise specified, will be voted FOR the proposed nominees (or for substitute nominees in the event of contingencies not known at present) who will, subject to the Articles of the Company and applicable corporate law, hold office until the next annual meeting of Shareholders or until their successors are elected or appointed in accordance with the Articles of the Company or applicable corporate law.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of its Shareholders. Therefore, the Board previously approved and implemented a majority voting policy (the "Majority Voting Policy"). Nominees for election to the Board have agreed to abide by the Majority Voting Policy. In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will immediately offer to submit his/her resignation (the "Subject Director"); (b) the CGNC (as defined herein) will make a recommendation to the Board with respect to accepting or rejecting the Subject Director's resignation; (c) any Subject Director who has tendered his/her resignation may not participate in the meetings of the CGNC on such matter; (d) the Board will determine whether to accept or reject the Subject Director's resignation; (e) the Board will accept the Subject Director's resignation except where exceptional circumstances would warrant the Subject Director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation, if applicable, within 90 days of the meeting in question. The full text of the Majority Voting Policy is included in the Company's Corporate Governance Manual (as defined herein), available on the Company's website.

Appointment of Auditor

The Shareholders will be asked to approve the reappointment of Ernst & Young LLP, Chartered Professional Accountants ("EY"), of 1133 Melville Street, Vancouver, British Columbia, V6E 4E5 as auditor of the Company at a remuneration to be fixed by the Board. EY has served as auditor of the Company since April 11, 2023.

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The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	2025 E&Y	2024 E&Y
Audit Fees (1)	C$704,000	C$786,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fee (4)	Nil	Nil
Total	C$704,000	C$786,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. These include "out-of-pocket" costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

(2) "Audit-Related Fees" include fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading "Audit Fees".

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

Approval of Omnibus Equity Incentive Plan

At the Meeting, Shareholders will be asked to vote to approve the Galiano Gold Inc. Omnibus Equity Incentive Plan (the "Omnibus Plan"). A simple majority of affirmative votes cast at the Meeting is required to pass the resolution described herein.

On April 30, 2026, the Board unanimously approved and adopted the Omnibus Plan, subject to the approval of the Shareholders. The purpose of the Omnibus Plan is to attract and retain directors, officers, employees and eligible service providers with the knowledge, experience and expertise required by the Company, by providing a means to reward performance and to motivate eligible participants under the Omnibus Plan to achieve important corporate and personal objectives and, through the issuance of equity grants, to further align the interests of directors, officers, employees and eligible service providers with those of Shareholders.

The Company currently maintains its Share Option Plan and Share Unit Plan. If the Omnibus Plan is approved by Shareholders, no further equity compensation awards will be granted under the Share Option Plan or the Share Unit Plan, though existing awards granted thereunder will continue in effect in accordance with their terms.

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Material Terms of the Omnibus Equity Incentive Plan

A summary of certain provisions of the Omnibus Plan is set out below. The summary is qualified in its entirety by the full text of the Omnibus Plan set out in Appendix "B" hereto. Capitalized terms used in this section and not otherwise defined have the meaning ascribed to them in the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of equity awards (each a "Grant") in the form of options to purchase Common Shares ("Options"), stock appreciation rights ("Stock Appreciation Rights" or "SARs"), restricted share units ("RSUs"), performance share units ("PSUs"), and deferred share units ("DSUs"). Subject to the terms of the Omnibus Plan and applicable law, the specific terms and conditions applicable to each Grant will be provided in the Grant agreement between the Company and the participant (the "Grant Agreement").

Plan Administration

The Board will administer the Omnibus Plan, except to the extent that the Board delegates its authority to administer the Omnibus Plan to any committee of the Board subject to any applicable laws or regulations. The Board has the authority to, among other things, (i) interpret the Omnibus Plan and Grant Agreements, (ii) determine which Eligible Participants may receive Grants and the terms and conditions of any such Grants, including, but not limited to, the Grant Value and the number of Common Shares subject to a Grant, and whether, and the terms upon which, a Grant may be settled in cash, Common Shares or a combination thereof, and (iii) prescribe specific terms for persons who are residing or employed in, or otherwise subject to, the laws of a jurisdiction other than Canada to satisfy or accommodate such laws or to obtain more advantageous treatment for the Company or the participant thereunder.

Eligible Participants

Any person employed or engaged by the Company or any of its subsidiaries, including as a non-employee director, officer or a Service Provider (as defined in the Omnibus Plan) is eligible to receive Grants under the Omnibus Plan.

Shares Reserved for Issuance and Limitations on Awards

The maximum number of Common Shares available for issuance under the Omnibus Plan, together with all other security-based compensation plans of the Company, will be equal to 8% of the issued and outstanding Common Shares from time-to-time. In addition, the maximum number of Common Shares issuable pursuant to RSUs, DSUs and PSUs, may not exceed, in the aggregate, 4% of the issued and outstanding Common Shares as at the applicable Grant date. The Omnibus Plan is considered an "evergreen" plan, since the Common Shares covered by Grants which have been exercised, settled, or otherwise terminated will be available for subsequent grants under the Omnibus Plan, and the number of Common Shares available for issuance increases as the number of issued and outstanding Common Shares increases. In accordance with the rules and policies of the TSX, shareholder approval is required every three years for all unallocated options, rights or other entitlements under a security-based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, such as the Omnibus Plan. If shareholder approval is obtained for the Omnibus Plan at the Meeting, this approval will be effective for three years from the date of the Meeting. The three-year term prescribed by the TSX will expire for the Omnibus Plan on June 11, 2029, at which point shareholders will be asked to approve the unallocated entitlements under the Omnibus Plan. If shareholder approval is not obtained within three years of the institution of the Omnibus Plan, all unallocated entitlements will be cancelled, and the Company will not be permitted to grant further entitlements under the Omnibus Plan until such time as shareholder approval is obtained.

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The Omnibus Plan is also subject to the following limitations:

• The maximum aggregate annual grant date value of awards issued to a non-employee director pursuant to all security-based compensation arrangements that are eligible to be settled in Common Shares shall not exceed $150,000 in any single calendar year (of which, no more than $100,000 may be in the form of Options), excluding DSUs granted pursuant to an election under the Omnibus Plan and certain other exceptions for awards granted in lieu of cash fees.

• The maximum number of Common Shares that are (i) issued to insiders within any one year period; and (ii) issuable to insiders, at any time, under the Omnibus Plan, or when combined with all of the Company's other security based compensation arrangements, shall not exceed 8% of the number of the aggregate issued and outstanding Common Shares.

Options

The Board will be permitted to grant Options under the Omnibus Plan, each entitling the holder thereof to purchase one Common Share at an exercise price to be determined by the Board, provided, however, that the exercise price will not be less than the volume-weighted average trading price of the Common Shares on the TSX, or if the Common Shares are not listed on the TSX, on such other stock exchange on which the Common Shares are listed, for the five trading days immediately preceding the date of grant (the "Market Price"). Options will vest in accordance with the terms and conditions of the Grant determined by the Board, including any specific time schedules for vesting and performance-based conditions. The vesting of Options will be based on continued employment and may be exercised during a period determined by the Board, which term may not exceed seven years after the grant date. If the expiry of an Option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period.

Stock Appreciation Rights

The Omnibus Plan provides that participants may be granted standalone SARs, being a right to receive a payment in cash, Common Shares or a combination thereof (as determined by the Board) equal to the amount, if any, by which theMmarket Price of the Common Shares on the date of exercise exceeds the Market Price at the time of the grant (the "Base Price"). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of Options.

In addition, SARs may be granted in connection with a grant of Options ("Tandem SARs"), which will be subject to the same terms and conditions of the grant of Options. Tandem SARs may be exercised only if and to the extent the related Options are vested and exercisable, and on exercise of a Tandem SAR, the related Option is cancelled and the participant is entitled to the amount in settlement of the Tandem SARs. Upon exercise, the Tandem SAR is settled by a cash amount equal to the amount, if any, by which the Market Price of the Common Shares on the date of exercise exceeds the exercise price of the related Option at the time of the grant. Such amounts may also be payable by the issuance of Common Shares or a combination of cash and Common Shares (at the discretion of the Board).

If the expiry of a SAR occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period.

Restricted Share Units and Performance Share Units

The Omnibus Plan provides that participants may be allocated share units in the form of RSUs or PSUs, which represent the right to receive, for no additional consideration, an equivalent number of Common Shares or the Market Price of the Common Shares in cash on the vesting date. The issuance of such Common Shares may be subject to vesting requirements similar to those described above with respect to the exercise of Options and SARs, including such time or performance-based conditions as may be determined from time-to-time by the Board in its discretion. The Omnibus Plan provides for the express designation of RSUs, which have time-based vesting conditions, and PSUs, which have performance-based vesting conditions over a specified period. The performance conditions will consist of such financial, personal, operational or transaction-based performance criteria as the Board determines and may incorporate multipliers or adjustments based on the achievement of any such performance criteria.

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Dividend equivalent amounts will be allocated to unvested RSUs and PSUs in the event that cash dividends (other extraordinary and special dividends) are paid on the Common Shares.

If the settlement of an RSU or PSU is set to occur during a period in which participants are restricted from trading Common Shares, such settlement will be postponed for up to six trading days following such blackout period.

Deferred Share Units

The Board may from time-to-time grant DSUs to a non-employee director in such number and on such terms as it may determine. In addition, non-employee directors may elect to receive all or a portion (as specified by the Board) of their annual remuneration otherwise payable in cash in the form of DSUs under the Omnibus Plan, which represent the right to receive, for no additional consideration, an equivalent number of Common Shares or the Market Price of the Common Shares in cash on the redemption date of the DSUs. DSUs will generally become redeemable following the participant's termination of service, in accordance with the terms of the applicable Grant Agreement.

Termination of Grants

A. Options and Tandem SARs

Subject to the terms of the applicable Grant Agreement, upon a participant's termination of service, any and all then outstanding Options that are unvested will not vest and will be immediately forfeited and cancelled, without any consideration therefor. In the case of: (i) termination due to death or disability, all outstanding Options that have vested prior to the date of death or disability will continue to be exercisable for a 12-month period following such date of death or disability; (ii) termination without cause, all outstanding Options that have vested prior to the participant's termination will continue to be exercisable for a 90-day period following such date of termination; and (iii) termination for cause, all outstanding Options, whether or not they have become vested prior to the participant's termination, will be immediately forfeited and cancelled, without any consideration therefor.

Tandem SARs will automatically expire or be forfeited, as the case may be, upon the expiry or forfeiture of the Options to which such Tandem SARs are attached, including in connection with a participant's termination as described above.

B. Standalone SARs

Unless otherwise provided in the applicable Grant Agreement, or as otherwise determined by the Board, upon a participant's termination of service, all standalone SARs outstanding on termination will be forfeited and cancelled immediately.

C. RSUs and PSUs

Subject to the terms of the applicable Grant Agreement, in the event a participant's service is terminated for any reason except for termination without cause, death, or disability, including the participant's resignation, or termination for cause, RSUs and PSUs that are unvested will not vest and will be forfeited and cancelled immediately. If a participant's service is terminated for termination without cause, death, or disability then unvested RSUs and PSUs will be pro rated for the period of service up to the Termination Date.

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D. Other Awards

The specific terms and conditions upon termination of service applicable to any other awards granted under the Omnibus Plan will be provided for under the applicable Grant Agreements.

Assignment and Transferability

Grants under the Omnibus Plan, and any rights or interests therein, may not be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of other than by testamentary disposition by a participant or the laws of intestate succession, unless otherwise provided in the applicable Grant Agreement. Subject to applicable law, a participant may designate a beneficiary, in writing, to receive any benefits that are provided under the Omnibus Plan upon his or her death.

Adjustments

The Omnibus Plan contains provisions for the equitable adjustment of Grants in relation to any changes in the Common Shares by reason of any dividend (other than dividends in the ordinary course), split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other relevant changes to the authorized or issued capital of the Company. No fractional Common Shares will be issued under the Omnibus Plan.

Change in Control

In the event of a Change in Control (for the purposes of this section, as defined in the Omnibus Plan) prior to the vesting of a Grant, and subject to the terms of a participant's employment agreement or contract for services and the applicable Grant Agreement, the Board has full authority to determine, in its sole discretion, the effect, if any, of a Change in Control on the vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant.

Notwithstanding the foregoing, if within 12 months following a Change in Control, a participant's employment or service is terminated without cause or the participant resigns for good reason, any outstanding Options will fully vest and become exercisable (and remain exercisable for a limited period following termination) and any outstanding RSUs and PSUs will vest, with performance-based awards vesting based on actual performance or target performance, as applicable.

Clawback Provisions

Grants to executive officers will be subject to the Company's Clawback Policy, as amended from time-to-time.

Amendment and Termination

The Board may amend, modify or terminate the Omnibus Plan or any Grant made pursuant thereto without approval of shareholders, provided that, unless required to comply with applicable law, no amendment may be made without the consent of a participant if it adversely affects the rights of the participant in respect of any Grant previously made to such participant. For greater certainty, the Omnibus Plan may not be amended without shareholder approval to do any of the following:

(a) increase in the maximum number of Common Shares issuable pursuant to the Omnibus Plan;

(b) increase or remove the limits on Common Shares issuable or issued to insiders;

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(c) reduce the exercise price of an outstanding Option or the Base Price of a standalone SAR, except as otherwise provided under "Business of the Meeting - Material Terms of the Omnibus Equity Incentive Plan - Adjustments";

(d) amend the maximum term of the Options to a date that is more than ten years from the grant date;

(e) extend the maximum term of any Grant made under the Omnibus Plan, except as otherwise provided under "Business of the Meeting - Material Terms of the Omnibus Equity Incentive Plan - Adjustments"; or

(f) amend the amendment provisions of the Omnibus Plan to amend or delete any of (a) through (e) above or grant additional powers to the Board to amend the Omnibus Plan or entitlements without shareholder approval.

For greater certainty, shareholder approval shall not be required for, among other things, amendments of a "housekeeping" nature, a change to the vesting provisions of any Grants, a change to the termination provisions of any Grant that does not entail an extension beyond its original term, or amendments to the provisions relating to a Change in Control.

Unallocated Entitlements

Omnibus Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, to approve, with or without variation, an ordinary resolution ratifying and approving the Omnibus Plan (the "Omnibus Plan Resolution"). Should the Omnibus Plan Resolution not receive the required shareholder approval at the Meeting, the Omnibus Plan will not be adopted, and the existing Share Unit Plan will remain in place. The text of the resolution is set out below:

"RESOLVED, as an ordinary resolution that:

1. The Omnibus Equity Incentive Plan of Galiano Gold Inc. (the "Company"), in substantially the form described in, and appended as Appendix "B" to the management information circular of the Company dated April 30, 2026, be and the same is hereby ratified, confirmed, and approved.

2. All unallocated entitlements under the Omnibus Plan be and are hereby approved.

3. The Company will have the ability to continue granting awards under the Omnibus Plan until June 11, 2029, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought.

4. Any director or officer of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and execute, deliver, and file all such agreements, documents, and instruments, and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions."

The Board recommends that Shareholders vote FOR the Omnibus Plan Resolution. Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Omnibus Plan Resolution.

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Advisory Vote on Executive Compensation

The Company supports a "pay for performance" approach for executive compensation to support the linkages between earned compensation and the Company's strategic objectives and risk management processes. The Board believes that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that support the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of the Company and its Shareholders. For a detailed discussion of the Company's executive compensation program, please see "Compensation of Executive Officers".

The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following non-binding resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders of the Company accept the approach to executive compensation disclosed in the Circular of the Company dated April 30, 2026, delivered in advance of the 2026 Annual General & Special Meeting of the Shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions in determining whether there is a need to significantly increase their engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder "Say on Pay" advisory vote as a part of its report on voting results for the Meeting. The Board recommends that Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the approach to executive compensation as described in the Circular.

For information purposes only, the following is a summary of voting results of the "Say on Pay" advisory vote from the prior three annual general meetings of the Company:

	Votes For	% Votes For	Votes Against	% Votes Against
2023	140,867,401	99.32%	958,115	0.68%
2024	172,120,771	99.64%	615,705	0.36%
2025	185,882,177	99.55%	837,778	0.45%

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the Company's approach to executive compensation.

Galiano's Financial Statements

The consolidated financial statements for the fiscal year ended December 31, 2025, and the report of the auditor on the consolidated financial statements made available to Shareholders electronically via the Notice-and-Access Provisions will be submitted at the Meeting but no vote thereon is required. The consolidated financial statements for the fiscal year ended December 31, 2025, and the report of the auditor on the consolidated financial statements are available on the Company's website, on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov/edgar).

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Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from Shareholders and proxyholders participating through the meeting platform. As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Common Shares on these items as he or she sees fit.

General Information

Interest of certain persons or companies in matters to be acted upon

Except with respect to the election of directors and the approval of the Omnibus Plan, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

Voting securities and principal holders of voting securities

Shareholders, as of the close of business on the Record Date, who either attend the Meeting virtually or complete, sign and deliver a form or proxy (or voting information form, as applicable), in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of the Record Date, there were 261,213,764 Common Shares issued and outstanding, each carrying the right to one vote. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, based upon filings made with Canadian and United States securities regulators, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Company's Common Shares	% of Outstanding Company Common Shares
BlackRock Investment Management (UK)	33,076,391	12.66%

CORPORATE GOVERNANCE

Corporate governance refers to the policies, procedures and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of a company. We believe that good corporate governance practices encourage the establishment of a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 - Disclosure of Corporate Governance Practices.

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Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has made public its "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual") which was updated in 2023 and approved by the Board on March 28, 2023, as subsequently amended on August 2, 2023, March 12, 2025, and February 12, 2026. A copy of the Corporate Governance Manual is available on the Company's website and includes position descriptions for the Chair of the Board and each of the Board committees.

The Board members' responsibilities include:

(a) to oversee management of the Company and, in doing so, at all times to serve the best interests of the Company on behalf of its Shareholders;

(b) to exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the Shareholders in the best interests of the Company;

(c) to know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business;

(d) to oversee management's determination, design and implementation of effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems;

(e) to oversee management's establishment and implementation of policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure and to retain confidentiality of matters addressed in all Board discussions and proceedings; and

(f) to attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss such matters and issues pertaining to the Company's business, and to properly discharge their responsibilities in this regard.

The Board is empowered by governing corporate law, the Company's Articles (as defined herein) and the Corporate Governance Manual to supervise the management of the affairs and business of the Company.

The Board performs its functions through quarterly and extraordinary meetings and has delegated certain of its responsibilities to its committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems. Also, the Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business, including, but not limited to, cyber security exposures. It works with management to implement policies to identify the risks and to establish systems and procedures to ascertain that these risks are monitored.

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The Board, through the Compensation, Governance and Nominating Committee (or "CGNC") which is currently composed entirely of independent directors, reviews and discusses succession planning for senior management positions as part of the Company's planning process. The Board has, together with the CEO (as defined herein), developed a written position description for the CEO. Additionally, the CGNC: reviews and discusses Board and executive short- and long-term compensation matters, and the determination of key performance metrics of the Company and its key executives; reviews the Board and committee mandates and corporate governance policies and practices which are available on the Company's website; and is responsible for the review of the Compensation Discussion and Analysis contained in this Circular.

The Board, through the Sustainability Committee, reviews, monitors and makes recommendations, regarding occupational health & safety, human rights, environmental and sustainability policies of the Company (collectively "Sustainability Policies") and assists the Board in its oversight of the implementation of and compliance with the Sustainability Policies.

On January 28, 2025, the Board resolved to create a Technical Committee and approved a mandate for the new Technical Committee. The Board, through the Technical Committee, reviews, monitors and makes recommendations regarding mining, processing and technical projects, including the tailings storage facility, and assists the Board in its oversight of the implementation of and compliance with technical policies.

Also on January 28, 2025, the Board resolved to amend the mandate of the Sustainability Committee to exclude oversight of certain technical matters which are now the responsibility of the Technical Committee.

The Board has delegated responsibility for communication with the public and the Company's Shareholders to its Disclosure Committee. Section X - Disclosure Controls and Procedures Policy of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that Shareholders who request public information about the Company receive it in a timely manner. Inquiries by, and communication with, Shareholders are directly managed by senior management.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics which is available on the Company's website, included within Section XV - Code of Business Conduct and Ethics in the Corporate Governance Manual (the "Code of Ethics"). The Code of Ethics clearly sets out the Company's standard requirements for the honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations. The Board requires that all employees sign off on the Code of Ethics upon hire or engagement, and at least every three years thereafter.

The Board has several procedures in place designed to confirm that directors exercise independent judgement in a matter where a director or officer has a material interest. In circumstances in which a director has a conflict of interest, the relevant director must declare his or her interest and refrain from voting and the CGNC (without such director's involvement, if necessary) considers the matter in advance of its consideration by the Board.

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Nominees for Election to the Board

The following disclosure sets out the names of management's eight nominees for election as directors and certain additional information about each nominee, including their tenure, board and committee positions, principal occupation, securities held, and meeting attendance.

Board positions: Board Chair Compensation, Governance and Nominating Committee (left Feb 2026)	Paul N. Wright (72), Independent
	Director Since: April 1, 2020
	British Columbia, Canada

	Mr. Wright served as President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado") from October 1999 to April 2017. Mr. Wright led Eldorado through a period of intense activity through which was created a leading international gold company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of international experience in the development and operation of open pit and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, the Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2023	99.5%	0.5%	Compensation, Governance and Nominating Committee	4/4
	2024	99.9%	0.1%	Board Chair	7/7
	2025	99.8%	0.2%
				Overall attendance	100%

	Other public company boards in past five years
	Centerra Gold Inc.			Chair of the Board	April 2020 to present

	Securities held at April 22, 2026
	Common Shares				634,750
	DSUs (including Phantom Share Units)				2,351,500
	Total value (US$)				7,633,496
	Meets share ownership requirement

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Board positions: Sustainability Committee (Chair) Audit Committee	Judith Mosely (61), Independent
	Director Since: January 1, 2020
	London, United Kingdom

Ms. Mosely is a retired banking executive with over 20 years' experience in the mining and metals banking sector. She most recently held the position of Business Development Director for Rand Merchant Bank ("RMB") in London with responsibility for developing the bank's African business with international mining and metals companies. Prior to RMB she headed the mining finance team at Société Générale in London where her focus was principally on debt financing in Europe, the Middle East and Africa and Australia. She has broad experience across commodity sectors, working with juniors through to multinationals. She is currently a non-executive director of Blackrock World Mining Trust plc and Eldorado, and she formerly sat on the board of Women in Mining in the UK. She is also a consultant with Northcott Capital Ltd, a financial advisory firm focusing on mining and renewables.

	Ms. Mosely holds a Masters in Sustainability Leadership from the University of Cambridge.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2023	99.6%	0.4%	Sustainability Committee (chair)	4/4
	2024	99.9%	0.1%	Audit Committee	5/5
	2025	99.8%	0.2%
				Overall attendance	100%

	Other public company boards in past five years
	Blackrock World Mining Trust plc			Audit, Management Engagement committee	(2014 to present)
	Eldorado			Sustainability (Chair), Audit, Compensation committees	(2020 to present)
	Securities held at April 22, 2026
	Common Shares				8,000
	DSUs				1,075,900
	Total value (US$)				2,770,681
	Meets share ownership requirement

Board positions: Compensation, Governance and Nominating Committee (Chair) Sustainability Committee	Dawn Moss (72), Independent
	Director Since: September 15, 2021
	British Columbia, Canada

	Ms. Moss brings over 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2023	99.6%	0.5%	Compensation, Governance and Nominating Committee (Chair)	4/4
	2024	99.8%	0.2%	Sustainability Committee	4/4
	2025	99.8%	0.2%
				Overall attendance	100%

	Other public company boards in past five years
	Roxgold Inc.				(2021)
	Securities held at April 22, 2026
	Common Shares				69,000
	DSUs				1,005,200
	Total value (US$)				2,745,886
	Meets share ownership requirement

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Board positions: Audit Committee (Chair) Technical Committee	Greg Martin (58), Independent
	Director Since: June 2, 2022
	British Columbia, Canada

Mr. Martin brings more than 25 years of experience in the natural resources industry. He was appointed Chief Financial Officer of Seabridge Gold in March 2026. Recently he was President & CEO of Nevada Copper Corp., and from 2012 to 2021 was the Chief Financial Officer of SSR Mining Inc. where he led all financial and risk management operations, as well as being responsible for IT, and legal.

	Mr. Martin is a Member of the Association of Professional Engineers and Geoscientists of BC and a Chartered Professional Accountant.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2023	99.6%	0.4%	Audit Committee (Chair)	5/5
	2024	99.9%	0.1%	Compensation, Governance and Nominating Committee	1/1
	2025	99.87%	0.13%	Technical Committee	4/4

				Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at April 22, 2026
	Common Shares				Nil
	DSUs				1,044,900
	Total value (US$)				2,670,989
	Meets share ownership requirement

Board positions: Board member	Matt Badylak (45), Non-Independent
	Director Since: June 14, 2021
	British Columbia, Canada

Mr. Badylak was appointed to the position of President and Chief Executive Officer on 14 June 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Matt is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Matt held progressively senior roles with Eldorado, culminating in General Manager, Kisladag gold mine. Throughout his career, Matt has built strong, results-oriented teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

	Matt holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2023	99.6%	0.4%
	2024	99.9%	0.1%
	2025	99.86%	0.14%	Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at April 22, 2026
	Common Shares				237,590
	PSUs				741,000
	Total value (US$)				2,501,486
	Meets share ownership requirement

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Board positions: Sustainability Committee Technical Committee	Moira Smith (64), Independent
	Director Since: June 13, 2024
	Nevada, United States

Dr. Smith has over 30 years of expansive industry experience. Dr. Smith, formerly Vice President, Exploration and Geoscience with Liberty Gold, has been instrumental in identifying and advancing gold exploration opportunities, most recently Black Pine in southeastern Idaho. As Chief Geologist, Nevada for Fronteer Gold, Dr. Smith was instrumental in the successful advancement of Long Canyon, Fronteer Gold's flagship project. Over 12 years with Teck, she advanced a number of gold and copper properties throughout the Americas that are now mines. She is a director of Discovery Metals Corp.

	Dr. Smith has a Ph.D. in geology from the University of Arizona and is a P.Geo. (British Columbia). She has held board or executive positions with numerous industry associations and is a past-President of the Society of Economic Geologists and winner of the Colin Spence award from the Association for Mineral Exploration of B.C.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2024	99.8%	0.2%	Sustainability Committee	4/4
	2025	99.84%	0.16%	Technical Committee	4/4
				Overall attendance	100%

	Other public company boards in past five years
	Discovery Silver			Sustainability Committee (Chair), Technical Committee	2019 - present
	Securities held at April 22, 2026
	Common Shares				Nil
	DSUs				248,500
	Total value (US$)				635,219
	Meets share ownership requirement

Board positions: Audit Committee Compensation, Governance and Nominating Committee	Navin Dyal (50), Independent
	Director Since: June 13, 2024
	Ontario, Canada

Mr. Dyal currently serves as Chief Financial Officer of DPM Metals. Mr. Dyal has over 25 years of finance and public company experience and is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Most recently, he served as Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation.
	Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2024	99.8%	0.2%	Audit Committee	5/5
	2025	99.83%	0.17%	CGNC	3/3

				Overall attendance	100%

	Other public company boards in past five years
	None
	Securities held at April 22, 2026
	Common Shares				60,000
	DSUs				282,000
	Total value (US$)				874,225
	Meets share ownership requirement

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Board positions: Technical Committee (Chair) Compensation, Governance and Nominating Committee (from Feb 2026)	Lauren Roberts (60), Independent
	Director Since: January 1, 2025
	Washington, United States

	Mr. Roberts is a Professional Mining Engineer with 35 years of international mining experience across operations, environment, construction and executive leadership roles. Most recently, Mr. Roberts served as Chief Operating Officer for Hecla Mining Company, overseeing operations, safety, environment, technical services and capital projects. Prior to this, he spent 15 years with Kinross Gold Corporation ("Kinross"), including three years as Chief Operating Officer managing Kinross' global operations. Mr. Roberts holds a Bachelor of Science in Mining Engineering from the New Mexico Institute of Mining and Technology.
	Voting results			Board and Committee membership (2025)	Attendance
	Year	For	Withheld	Board of Directors	7/7
	2024	n/a	n/a	Technical Committee (Chair)	4/4

				Overall attendance	100%

	Other public company boards in past five years
	Liberty Gold, Audit Committee				Sept 2025 - present
	Red Canyon Resources Audit Committee				June 2023 - present
	Securities held at April 22, 2026
	Common Shares				29,216
	DSUs				212,200
	Total value (US$)				617,111
	Meets share ownership requirement

(1) The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3) As of December 31, 2025, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 1,143,556 Common Shares of the outstanding Common Shares of the Company.

Board Composition and Skills

Constitution and Independence of the Board

The Board annually completes an internal assessment regarding the need for Board renewal, through the 2024 process the Board identified and appointed three new directors. Dr. Smith provides deep geological expertise; Mr. Dyal further strengthens the financial expertise of the Board while bringing considerable experience of managing operating mining companies in West Africa; and Mr. Roberts brings many years of international mining operational experience to the Board. The addition of these individuals has further enhanced the Board's diversity, while bringing a new perspective to various matters of interest.

At the time of preparing the Circular, the Board comprises eight persons, of whom seven are independent directors. After the Meeting, and assuming the election of all proposed directors the Board will comprise of eight directors, seven of eight directors will be independent, including Messrs. Wright, Martin, Dyal and Roberts and Ms. Mosely, Ms. Moss, Dr. Smith. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Mr. Badylak currently serves as the Company's CEO and as such is not considered to be independent.

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The following table outlines the composition of the Board in terms of independence, diversity, tenure and commitment to the Company:

Director	Independence	Gender	Age	Other public company boards	Current Public company Executive positions	Board and key Committee attendance	Tenure (years)
Paul Wright (Chair)	Independent	Male	72	1	No	100%	6
Judith Mosely	Independent	Female	61	2	No	100%	5
Dawn Moss	Independent	Female	72	0	No	100%	5
Greg Martin	Independent	Male	58	0	Yes	100%	4
Moira Smith	Independent	Female	64	1	No	100%	2
Navin Dyal	Independent	Male	50	0	Yes	100%	2
Matt Badylak	Non-Independent	Male	45	0	Yes	100%	5
Lauren Roberts	Independent	Male	60	1	No	100%	1

The following table illustrates the Board's diversity, assuming that all nominees are elected at the Meeting;

	Women		Members of visible minorities		Total	Numbers of individuals who are members of more than one designated group
	#	%	#	%	#
Board of directors	3	38%	1	13%	8	Nil

There are no indigenous members of the board nor members with physical disabilities.

Mr. Wright's primary role is to chair Board meetings and manage the affairs of the Board, including assuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Mr. Wright is responsible for, among other things: (i) assuring that the Board is alert to its obligations to the Company, shareholders, management, other stakeholders and pursuant to law; (ii) establishing procedures to govern the Board's work; (iii) assuring appropriate flow of information to the Board and reviewing adequacy and timing of documentary materials in support of management's proposals; (iv) maintaining a liaison and communication with all directors and committee chairs to co-ordinate input from directors and optimize the effectiveness of the Board and its committees; and (v) ensuring that major Company initiatives have proper and timely Board understanding, consideration, oversight and approval.

Other Directorships

See disclosure under "Nominations for Election to the Board" above.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular and extraordinary meetings of the Board to discuss the operations of the Company.

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The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board have an opportunity to meet without management and the non-independent director after every Board meeting. For the year ended December 31, 2025, the Company held a total of seven formal Board meetings and its members were in frequent communication via email and other means. In-camera sessions without management present were conducted at each of the seven formal Board meetings held during 2025.The attendance record of each member of the Board has been noted under "Nominations for Election to the Board" above.

Skills Composition of the Board

The skill sets represented at the Board level include managerial, technical, financial, corporate, compensation, legal governance and commercial. Particularly, members have a broad range of experience and expertise in the gold business. The skills matrix below sets out the mix of skills and diversity of the members of the board, including nominees for election at the Meeting.

Competencies(1)	Paul Wright	Judith Mosely	Dawn Moss	Greg Martin	Moira Smith	Navin Dyal	Matt Badylak	Lauren Roberts
Mining operations	✓			✓	✓	✓	✓	✓
Health, safety and environment	✓	✓		✓	✓	✓	✓	✓
Financial acumen		✓		✓	✓	✓	✓	✓
Talent management	✓	✓	✓	✓		✓	✓	✓
Corporate governance	✓	✓	✓	✓	✓	✓		✓
Mergers and acquisitions	✓	✓	✓	✓	✓	✓		✓
International business experience	✓	✓	✓	✓	✓	✓	✓	✓
Risk management	✓	✓	✓	✓	✓	✓	✓	✓
Technology				✓	✓	✓		✓
Climate change and sustainability	✓	✓			✓			✓
Legal			✓	✓		✓		✓

(1) Definition of competencies

Mining Operations: Leadership experience with a prominent resource company with mining, mineral reserves, exploration or processing expertise.

Health, safety, and environment: Experience with establishing and implementing health and safety, environmental and social policies and procedures.

Financial acumen: Senior executive experience in financial accounting, reporting and corporate finance (with familiarity with internal controls and IFRS).

Talent management: Experience in executive compensation, succession planning, talent management and retention strategies.

Corporate governance: Senior leadership in corporate governance structures, policies and procedures as well as legal acumen.

Mergers and acquisitions: Experience in investment banking, capital markets and mergers and acquisitions.

International business experience: Senior executive and/or board experience in working in one or more international jurisdictions including exposure to a range of political, cultural and regulatory environments.

Risk management: Experience identifying, assessing, managing and reporting on principle risks affecting organizations.

Technology: Experience with implementing and developing business information systems and/or cyber security processes.
Climate change and sustainability: Experience identifying, assessing, managing and reporting on climate change and sustainability matters.
Legal: Experience with legal issues related to contracts, securities regulation and mergers and acquisition transactions.

The skills matrix will continue to be used by the CGNC for continuing education requirements and recommendations of future director candidates.

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The CGNC has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Director Succession Planning and Tenure

Director Succession planning is an important responsibility of the Board. The CGNC, on behalf of the Board, annually evaluates the need for additional directors that will compliment the Board's skills and competencies as determined by the review of the Company's Board skills matrix.

The CGNC, on behalf of the Board, has developed a plan designed to identify and recruit nominee directors who have the temperament, expertise and experience to collaborate with management as they execute the long-term strategy of the Company.

As part of the Board's succession process, the CGNC engaged a third-party consultant in 2024 to help identify, evaluate and conduct due diligence on potential director nominees. Upon identification of qualified candidates an extensive interview process was undertaken resulting in the nominations and election of Ms. Smith, Mr. Dyal and Mr. Roberts to the Board. After concluding the most recent Board review, it was determined that no additional director appointments are required at this time.

To date, the Board has not instituted a formal tenure policy for a director.

Orientation and Continuing Education

New directors are provided with the Company's Corporate Governance Manual and related materials concerning the Company, as well as orientation with respect to relevant corporate issues, including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company's business and have an opportunity to visit the Company's operations. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on business operations from management. Board and committee members may also meet periodically with management, between regularly scheduled meetings, to receive other matters of importance to the Company.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. Board members have full access to the Company's records. There are technical presentations at Board meetings and the question-and-answer portions of these presentations are a valuable learning resource for the non-technical directors.

The Board engages in regular information and training sessions on matters of interest or importance to the Company and those related to the mining community in general. The orientation and continuing education process is reviewed annually and is complemented by additional sessions when requested.

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Directors regularly undertake individual training. Training undertaken by individual directors who were with the Company during 2025 is listed in the table below:

Director	Course / Event	Dates
Paul Wright	Various mine site visits, including the Asanko Gold Mine BMO Metals and Mines Conference	Various 2025 February 2025
Judith Mosely	Mining Indaba Conference
Enterprise risk oversight for directors
Site visit to the Asanko Gold Mine
Board Functions and Duties
Fundamentals of Business Strategy
Overseeing rightsholders and stakeholder's issues
Shareholder engagement issues and trends
Crisis management
Roles and duties of the audit committee
	Financial reporting and discretionary accounting	February 2025 May 2025 September 2025 September 2025 September 2025 November 2025 November 2025 November 2025 November 2025 November 2025
Dawn Moss	Attendance at Director Education programs
Review of Board Agenda Governance Newsletter
Various on-line compensation webinars
Direct engagement with governance and compensation advisors
Review of ISS and Glass Lewis proxy voting guidelines
	Asanko Mine site visit	Various 2025
Greg Martin	Technical Committee Asanko gold mine site visit
BMO Global Mining Conference
Spring and Fall financial reporting updates
Galiano Director education session on AI business cases and AI governance
Business Ethics - what CFOs need to know
Workforce AI - Turning adoption into business impact
	AI Agents and the future of work	October 2025 February 2025 March & October 2025 August 2025 October 2025 October 2025 September 2025
Matt Badylak	Numerous (6) site visits to the Asanko Gold Mine BMO Metals and Mines Conference Denver Gold Forum	Various 2025
Moira Smith	Site visits to Asanko Gold mine Site visits to Porcupine mine (Ontario, Can); Mercur mine (Utah, USA) and Comstock Lode (Nevada, USA)	January and October 2025 Various 2025
Navin Dyal	CIBC Whistler Mining conference
BMO Mining and Metals conference
Red Cloud Mining Showcase
Navigating the impact of US Tariffs on Canada with RBC
Swiss Mining Institute conference
Geopolitical and Regulatory Dynamics in the Western Balkans
	Denver Gold Forum conference	January 2025 February 2025 February 2025 March 2025 March 2025 August 2025 September 2025

Regular cyber awareness training is also made available to all directors as well as employees over the course of the year as noted below.

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Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the CGNC whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominee candidates for the position of director of the Company. Further, each year directors are required to complete a questionnaire to provide current information concerning their director education training activities. Additionally, annual skills self-assessments are conducted by each Board member, under the oversight of the CGNC, the results of which are reported in the Information Circular.

Information Security

The effectiveness of our information technology systems is crucial to the success of our operations. We rely on the appropriate safeguards to protect our systems, along with regular maintenance, upgrades, and replacements of networks, equipment, software, and information technology systems. Additionally, proactive expenditures are necessary to reduce the likelihood of any failures that may occur.

As our reliance on electronic data communication and storage, including the utilization of cloud-based services and personal devices, continues to grow, we face evolving technological risks associated with our information and data. Such risks encompass targeted attacks on our own systems or those of third parties that we depend on.

Even though we take precautions to safeguard our information and data, such as deploying monitoring and threat detection systems, the Company employs an external outsourced Cyber Security Operations Centre to actively monitor and prevent cybersecurity incidents, conducting regular audits, and carrying out vulnerability testing. We cannot guarantee absolute security of this information and data and there may be occasions when we are vulnerable to malware, cyber-attacks, or other unauthorized access or usage of our information and data.

Employees and directors continue to complete focused training on cyber security threats and tools to manage cyber security risk. The Company also regularly conducts phishing simulations as an education tool for its workforce and the Board.

The Chief Financial Officer oversees the IT department, and significant IT matters are reported to the Audit Committee of the Board quarterly. Galiano has not encountered any significant losses resulting from cyber-attacks or other information security breaches at this time.

Director Compensation

The Company establishes its director compensation program after considering the advice of independent consultants, with a view to providing compensation that is competitive with peer group mining companies. Only non-executive directors are compensated for service on the Board.

Director compensation was reviewed in detail in 2023 with the assistance of Global Governance Advisors Inc. ("GGA") which has advised the Company on executive and director compensation since 2017 (see "Compensation Consultant or Advisor" for more detail). This review formed the basis for 2024 and 2025 compensation considerations, and Galiano's director compensation program was determined to be competitive with its peer group and the broader mining industry, and no adjustments were made to the previous quantum nor structure of director compensation.

A further review was conducted by GGA in late 2025 which formed the basis of compensation decisions for 2026. No adjustments were made to director compensation in 2026.

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All non-executive directors receive retainers for their service on the Board in 2025, as follows:

Type of fee	Amount $ (1)
Annual retainers
Chair of the Board	100,157
Board members (other than Chair)	35,770
Committee and other fees
Audit Committee Chair	11,447
Chairs of Compensation Governance & Nominating, Sustainability and Technical Committees	7,154
Membership of Audit Committee	5,366
Membership of Compensation, Nominating & Governance, Sustainability and Technical Committees	4,292

Equity Awards
Deferred Share Unit ("DSU") award	150,000

(1) Converted to USD at 0.72, being the average rate for the year ended December 31, 2025.

In addition, directors are entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors.

Director Equity Awards

DSU Plan

Each DSU is a share unit that is equal in value to a Common Share of the Company and is only redeemed once a director leaves the Board. Following a director's departure from the Board, the director may elect, at any time up to December 15 of the calendar year following the year of their departure from the board, to redeem his or her DSUs. For awards granted prior to 2025 the DSUs will be redeemed for cash based on the value of the Common Shares on a redemption date. Awards granted in 2025 will be settled in Common Shares on the redemption date.

Director Options and Restricted Share Units

Non-executive directors of the Company have not received Options or RSUs since 2020. The last outstanding stock option grants expired in 2025.

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Summary of Director Compensation for 2025

Name	Fees received in cash(2) ($)	DSUs taken in lieu of fees(2) ($)	Share-based awards(3) ($)	Option- based awards ($)	All other compensation ($)	Total ($)
Paul Wright	75,118	24,400	150,000	Nil	Nil	249,518
Judith Mosely	48,290	Nil	150,000	Nil	Nil	198,290
Dawn Moss	47,217	Nil	150,000	Nil	Nil	197,217
Greg Martin	12,877	37,900	150,000	Nil	Nil	200,777
Navin Dyal	Nil	43,700	150,000	Nil	Nil	193,700
Moira Smith	20,177	21,500	150,000	Nil	Nil	191,677
Lauren Roberts	Nil	35,100	150,000	Nil	Nil	185,100

(1) Translated into US dollars at an average exchange rate of C$1 = $0.72.

(2) Directors may elect to receive all or a portion of their earned annual retainers as DSUs, in lieu of cash.

(3) Share-based awards refer to annual equity awards in DSUs.

Outstanding Option and Share-Based Awards

The following table sets out all equity awards outstanding as at December 31, 2025, for each non-executive director at that time:

Name	Option-based Awards				Share-based Awards
	Number unexercised Options	Option exercise price (C$)	Option expiration date	Value of unexercised in the money Options (C$)	Number DSUs	Value of DSUs(3) (C$)
Paul Wright	Nil	n/a	n/a	Nil	2,268,500(1)	10,045,093
Judith Mosely	Nil	n/a	n/a	Nil	1,026,500	3,610,405
Dawn Moss	Nil	n/a	n/a	Nil	955,800	3,576,552
Greg Martin	Nil	n/a	n/a	Nil	986,900	3,444,281
Navin Dyal	Nil	n/a	n/a	Nil	217,400	968,126
Moira Smith	Nil	n/a	n/a	Nil	191,700	669,033
Lauren Roberts	Nil	n/a	n/a	Nil	147,000	614,994

(1) Includes 1,000,000 phantom share units granted to Mr. Wright, that are redeemable upon his departure from the Board.
(2) Calculated based on the market price of the underlying Common Shares on December 31, 2025, of C$3.49.

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Value Vested During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2025, for each non-executive director:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)(3)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul Wright	Nil	Nil	Nil
Judith Mosely	Nil	Nil	Nil
Dawn Moss	Nil	Nil	Nil
Greg Martin	Nil	Nil	Nil
Navin Dyal	Nil	Nil	Nil
Moira Smith	Nil	Nil	Nil
Lauren Roberts	Nil	Nil	Nil

(1) The value vested is based on the difference between underlying share price at the date of vesting and the exercise price of the Option vesting.

(2) The value vested is based on the underlying share price at the date of vesting.

(3) DSU's are not considered to have vested until the Director leaves the Board as they are not redeemable before that time.

Value of Options Exercised during 2025

During the year ended December 31, 2025, Mr. Wright exercised 173,000 options which had an exercise price of C$1.23 per share for realized gains of C$95,500 and Ms. Mosely exercised 57,500 options which had an exercise price of C$1.29 per share for a realized gain of C$29,900. No other options were exercised by board members.

Director Share Ownership Requirements

The Board has established share ownership guidelines for our directors. We expect each director to accumulate at least three times the value of their annual cash retainer in the Common Shares and/or share based awards (i.e. DSUs) of the Company, valued based on the greater of the value at the time of the grant or purchase, and the period end market price. These guidelines are to be satisfied by the date that is five years from the date the policy was adopted, or the applicable director is appointed or elected as a director of the Company.

Name	Equity Ownership at December 31, 2025		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Paul Wright	609,750	2,168,500	10,045,093	420,000	23.9x	Yes
Judith Mosely	8,000	1,026,500	3,610,405	150,000	24.1x	Yes
Dawn Moss	69,000	955,800	3,576,552	150,000	23.8x	Yes
Greg Martin	Nil	986,900	3,444,281	150,000	23.0x	Yes
Navin Dyal	60,000	217,400	968,126	150,000	6.5x	Yes
Moira Smith	Nil	191,700	669,033	150,000	4.5x	Yes
Lauren Roberts	29,216	147,000	614,994	150,000	4.1x	Yes

(1) Value is calculated as the higher of a) the cost of acquisition at grant and b) the market value on December 31, 2025.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of the individuals named above is or has been within the past ten years a director, Chief Executive Officer or Chief Financial Officer of any company that:

(a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer; or

(b) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

Mr. Greg Martin was an officer of Nevada Copper Corp. ("NCU"). In June 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada, which was subsequently recognized in Canada under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") (collectively, the "Proceedings"). The Proceedings were subsequently completed in May 2025. On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the Proceedings. The Failure-to-File Cease Trade Order was revoked on February 2, 2026.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Matthew Freeman joined Energold Drilling Corp. ("Energold"), on August 31, 2019, as Director of Finance, and on September 13, 2019, Energold sought and obtained an initial order from the Supreme Court of British Columbia under the CCAA. Following the termination of Energold's Chief Financial Officer on October 1, 2019, Mr. Freeman performed a role commensurate with that function. The transactions contemplated by an Amended Plan of Compromise and Arrangement (the "Amended Plan") closed on March 31, 2020, and on April 2, 2020, the court monitor, FTI Consulting Canada Inc., filed its certificate certifying that the conditions precedent set out in the Amended Plan had been satisfied or waived.

Mr. Greg Martin was Chief Financial Officer of NCU when, on June 10, 2024, NCU and its affiliates filed the Proceedings. On June 21, 2024, the Ontario Superior Court of Justice (Commercial List) issued orders under the CCAA recognizing the Proceedings in Canada and granting NCU and its subsidiaries a stay of proceedings in Canada. NCU's Pumpkin Hollow project was subsequently sold to Kinterra Capital in October 2024 and NCU was liquidated and dissolved in May 2025.

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In addition, none of the individuals named above has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a nominee as director.

Advance Notice Provisions

At the 2020 annual meeting of Shareholders, the Shareholders approved the new Articles of the Company (the "Articles"), which include advance notice provisions (the "Advance Notice Provisions") with respect to the nomination of individuals for election as director. A copy of the notice of meeting and management's information circular prepared for the 2020 annual meeting of Shareholders (the "2020 Circular"), including the resolution to amend and replace the existing Articles of the Company with the new Articles, were filed on SEDAR+ on March 24, 2020. A copy of the new Articles, including the Advance Notice Provisions, are included in the 2020 Circular as Appendix "E" thereto. The 2020 Circular can be accessed on the Company's SEDAR+ profile at www.sedarplus.ca.

The Advance Notice Provisions provide Shareholders, directors and management of the Company with a clear framework for nominating directors. Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Articles and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis ("CD&A")

This CD&A describes our executive compensation philosophy, summarizes the principles of our executive compensation program, and analyzes our pay decisions for 2025. It also provides context for the data presented in the compensation tables.

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Each of the following individuals were identified as a "NEO" of the Company within the meaning of Form 51-102F6 Statement of Executive Compensation during the year ended December 31, 2025:

Name and Position	Education and Experience
MATT BADYLAK President & Chief Executive Officer	Mr. Badylak was appointed to the position of President and Chief Executive Officer on 14 June 2021. Prior to this, Matt was EVP and Chief Operating Officer at Galiano where he took the lead in building the Company's senior executive technical team. Matt is a mining professional with 20 years of extensive experience in senior management and operational planning covering Australia, Mongolia, China, Canada, Turkey and Ghana. Prior to joining Galiano in 2020, Matt held progressively senior roles with Eldorado Gold, culminating in General Manager, Kisladag gold mine. Throughout his career, Matt has built strong, results-oriented teams and executed on multiple cost saving and operational efficiency programs which have yielded significant shareholder returns.

Matt holds a Bachelor of Science in Extractive Metallurgy and a Bachelor of Science in Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.
MATTHEW FREEMAN Executive Vice President & Chief Financial Officer	Matthew Freeman, ACA, has been with Galiano since 2020. As the EVP and CFO he is responsible for overseeing Galiano's financial strategy, planning and analysis, accounting and financial reporting, as well as its tax and treasury functions.

With his extensive financial experience coupled with deep knowledge of the mining sector, Matthew has a successful track record in senior roles; as CFO of Energold Drilling he navigated through a successful corporate restructuring, and prior to that, held senior financial positions at SSR Mining, where he played a key financial role in its growth to becoming a mid-tier gold producer, leading initiatives on financial reporting, risk management, treasury management, as well as M&A activities.

Matthew received his BA/MA from Oxford University and holds the ICAEW designation.
MICHAEL CARDINAELS Executive Vice-President & Chief Operating Officer	Michael Cardinaels brings over two decades of mining sector experience across various commodities, having held progressively senior operational roles throughout his career. Most recently, Michael was the General Manager of the Yaoure Mine, after a successful five years at the Sissingue Mine, both with Perseus Mining Ltd. Michael holds a Bachelor of Engineering (Mining) from the University of Queensland.
KRISTA MUHR(1) Senior Vice President External Affairs & Sustainability	Krista Muhr has 20 years of experience working with public companies in the global metals and mining sector. Krista has been an advisor to both corporate and trade association boards during over 10 years in executive roles, most recently as Senior Vice President, External Affairs and Sustainability for Eldorado Gold. She has led award winning investor relations programs and has been a key team leader in friendly and hostile acquisitions totaling $7B with Andean Resources and Meridian Gold.
CHARLES AMOAH Managing Director, Asanko Gold Ghana	Charles Amoah is the Executive Vice President and Managing Director of Asanko Gold Ghana Limited, a position he has held since 2022. He holds a PhD in Mineral Engineering from University of Mines and Technology in Tarkwa. He also has an MSc in mineral engineering from the same university. He obtained his BSc in metallurgical engineering from the Kwame Nkrumah University of science and technology, Kumasi.

Dr. Amoah has over three decades of experience in the gold mining industry of which over 15 years has been in senior management position. He served as Metallurgical Manager at Gold Fields Damang Mine from 2006 to 2012 before becoming General Manager of Adansi Gold Ghana Limited from 2012 to 2014. He later served as General Manager of Asanko Gold Mine from 2014 to 2022, leading operational growth and performance improvements.

(1) Krista Muhr resigned as Senior Vice President External Affairs and Sustainability effective January 21, 2026.

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Compensation Philosophy

The Company's overarching goal in setting executive compensation is to provide competitive compensation with a view to attract, motivate and retain highly qualified executive officers capable of achieving both the Company's strategic and short-term performance objectives while creating and preserving long-term Shareholder value.

The Company seeks to accomplish this through the following:

• Market competitive compensation positioning relative to peers balanced by compensation arrangements that are internally equitable;

• Focus on "at-risk" compensation: a significant portion of NEO compensation is delivered in variable incentive and long-term compensation that is tied to the Company's financial and operational performance and personal performance objectives; and

• Minimize excessive or inappropriate risk-taking behavior with a focus on long-term compensation: the intent of the Company is that a substantial proportion of incentive compensation for NEOs is delivered through long-term incentives with vesting periods of three years.

What We Do

We pay for performance	We maintain a robust Clawback Policy

We annually review compensation	We conduct an annual Say On Pay advisory vote

We promote retention with equity awards that vest over three years	We have an anti-hedging policy and an insider trading policy

We have a double-trigger severance and equity vesting upon a change of control for senior executives	We have director and executive officer share ownership guidelines

We design our compensation plans to mitigate undue risk-taking	We have an independent Compensation, Governance and Nominating Committee responsible for compensation matters

We maintain caps on incentive payouts	We solicit and receive independent advice from third-party experts

What We Do Not Do

We do not guarantee incentive compensation	We do not grant Options to non-executive directors

We do not reprice underwater Options	We do not provide tax gross ups in connection with change of control severance payments

We do not provide excessive benefits and perquisites

Compensation Governance and Risk Management

The Board has overall responsibility for the oversight of the Company's risk management plans, policies and practices. The CGNC is responsible for overseeing compensation policies and practices to assure incentives do not encourage executives to take risks that would be reasonably likely to have a material adverse effect on the Company. The CGNC has adopted a number of practices that are aligned with best governance practices and serve to confirm that the compensation program does not encourage excessive risk-taking.

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The Company has adopted the following governance programs to assist in the management of its compensation program:

• Low dilution to Shareholders - It is the CGNC's intention to maintain a low annual dilution rate ("Burn Rate"). The 3-year average Burn Rate as of 2025 was 1.9%, which is within a reasonable market range (see "Stock Option Overhang, Dilution and Burn Rates" for the calculation of the Company's Burn Rate);

• Pay for performance - A significant portion of each NEO's compensation is provided in the form of Short-Term Incentive and Long-Term Incentives (Options, RSUs, and PSUs) in addition to their base salary;

• Regular review of peer group - The CGNC regularly reviews the relevancy of the compensation peer group for NEOs and makes adjustments, as necessary, to confirm it remains relevant and comparable with the ever-evolving size and scope of the Company's operations;

• Relevant performance metrics - The performance metrics and expected performance levels for the STIP (as defined below) are reviewed on an annual basis to assure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company and its Shareholders;

• Threshold performance expectations before incentive payouts are made - Threshold performance expectations are set to determine that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric. Share Option grants, due to the requirement for the Company's share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. The Company has also established a PSU plan that requires a minimum level of performance be achieved before PSU awards will vest;

• Caps on incentive payouts - Payouts under the STIP cannot exceed 150% of target. PSU awards also have a cap of 150% of the number of units that can vest depending upon defined performance criteria;

• Modest benefits and perquisites - Benefits and perquisites are set at competitive levels, but represent a minor part of total NEO compensation;

• Clawback Policy - Under this policy, the Company must require the reimbursement of all or a portion of any performance-based incentive compensation paid to certain executive officers in the event of certain financial statement restatements. Under the Clawback Policy, the Company must recoup incentive compensation which is in excess of the compensation that would have been paid to the executive in the absence of the restatement. This policy was updated during 2023 to be aligned with the new Securities and Exchange Commission (SEC) and NYSE American rules;

• No excessive change of control or termination without cause severance obligations - NEO severance obligations are capped at no higher than 24 months salary and bonus (plus an additional pro rated bonus for the CEO) in the case of a change of control and 12 months base salary (24 months for CEO) in the case of a termination without cause;

• Double Triggers - Change of control provisions in the Company's employment agreements for senior executives are double trigger and are effective only when there is both a change in control of the Company and a termination of employment;

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• Independent Advice - The CGNC engages its own independent advisor to support its decisions regarding executive and director compensation;

• Review of compensation risk - The CGNC monitors the risk inherent within its compensation program to confirm the program does not encourage excessive risk-taking;

• Say on Pay Vote - In the spirit of good governance, the Board mandates a Say on Pay Policy that provides shareholders with an annual vote on the Company's compensation program;

• "Anti-hedging" policy - As part of the Company's Insider Trading Policy, the Board adopted a policy whereby no officer or director shall acquire financial instruments that are designed to hedge or offset a decrease in market value of Options or equity securities granted as compensation or held directly or indirectly by the officer or director;

• Insider trading policy - The policy restricts executives, the Board and all other officers and employees from trading, directly or indirectly, in the Company's securities or in derivatives related to the Company's securities during times when "material information" concerning the Company exists that has not been disseminated; and

• Share ownership policy - The Company recognizes the importance of assuring that the interests of directors and executive management are aligned with that of the Company's Shareholders. Therefore, the Company has a share ownership policy for the Board and members of executive management.

Executive Share Ownership Requirements

The Board has established share ownership guidelines for certain executives. We expect executives to accumulate the following multiples of the value of their annual base salary in the Common Shares and/or share based awards (such as PSUs and RSUs) of the Company.

• Chief Executive Officer - 3 times base salary

• Chief Financial Officer - 2 times base salary

• Other executives at SVP and above - 1 time base salary

These guidelines are to be satisfied by the date that is five years from the date the policy was adopted in August 2023, or the applicable executive is appointed to the Company.

Name	Equity Ownership at December 31, 2025		Total Equity at Risk (C$)(1)	Share Ownership Requirement (C$)	Multiple of Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Share Units
Matt Badylak	167,590	809,967	3,411,673	1,845,900	1.8x	Yes
Matt Freeman	85,000	273,700	1,251,864	830,000	1.5x	Yes
Michael Cardinaels(2)	Nil	109,000	380,410	1,020,000	0.4x	On track
Krista Muhr	35,500	244,167	852,143	320,000	2.7x	Yes

(1) Value is calculated as the higher of a) the cost of acquisition or grant and b) the market value on December 31, 2025.

(2) Mr. Cardinaels' salary is in USD thus the requirement for this table has been converted to C$ at the year end exchange rate and has until September 2029 to adhere to the policy.

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Compensation Advisor

The CGNC first retained GGA in 2017 to assist the committee in reviewing executive officer and director compensation and to make recommendations surrounding changes to the Company's equity incentive plans. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. Typically, in accordance with CGNC practice, unless circumstances dictate otherwise, GGA performs a detailed review of the Company's compensation philosophy and practices every two years.

In advance of setting compensation for 2024, GGA performed such a review of the Company's executive compensation philosophy and comparative benchmarking. GGA's detailed review of the Company's top executives and non-employee directors, included review and update of the Company's peer group, compensation levels as well as the design of short and long-term incentive plans in the market. This review also provided the foundation for 2025 compensation decisions.

In accordance with the two-year review cycle, GGA conducted a detailed review and comparative benchmarking study in 2025 which formed the basis of consideration of compensation for 2026. GGA also reviewed the 2026 Circular in advance of the 2026 AGM as part of its 2025 work plan.1

The Company incurred the following fees for GGA's work over the past two (2) years:

Year	Executive Compensation Related Fees	All Other Fees
2025	C$86,943	Nil
2024	C$29,808	Nil

The CGNC reviews all fees and the terms of consulting services provided by its independent compensation consultants before each engagement. Fees were lower in 2024 as the scope of engagement was limited to a benchmarking refresh following the transaction to consolidate the joint venture in March 204.

The Company also participates in GGA's annual Global Mining Compensation Survey, which is an industry-leading source of compensation information for Executive, Corporate and Exploration/Mine Site roles on an annual basis. The results of this survey are made available to the chair of the CGNC for the committee's consideration.

Peer Group

The Company uses the following criteria when determining appropriate peers for benchmarking compensation levels and design in the marketplace:

• Companies of a similar size to Galiano, primarily from a market capitalization perspective but also considering other factors such as gold production, total assets as well as total revenue;

• Companies with operations in similar geographical locations to Galiano to account for geographic risk;

• Companies with a similar business strategy and scope of operations to Galiano;

• Companies engaged primarily in mining for gold and other precious metals; and

• Companies who have similar complexities in mining operations.

The peer group defines the competitive market, which the Company uses to guide executive compensation design and pay levels.

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An updated peer group was developed in late 2023/early 2024 to benchmark compensation for 2024, and subsequently for 2025, using the same criteria as outlined above but reflecting any changes in the Company's and/or potential peers' operating conditions and size such as the Company's acquisition of Gold Fields' ownership interest in the Asanko Gold Mine. There were no changes to the peer group utilized for 2025, which is outlined below.

2024/5 PEER GROUP
Argonaut Gold Inc.	Hummingbird Resources PLC	Resolute Mining Limited
Aris Mining Corp.	Jaguar Mining Inc.	Robex Resources Inc.
Asante Gold Corp.	Karora Resources Inc.	Victoria Gold Corp.
Aura Minerals Inc.	Mandalay Resources Corp.
Caledonia Mining Corporation PLC	Orezone Gold Corp.

In addition to the peer group outlined above, for additional context the Company also evaluates Global Mining industry data for companies of a similar size from a Total Assets perspective from GGA's Global Mining compensation database to provide an overview of broader market trends and practices.

Components of Executive Compensation

Our executive compensation program consists of four components tailored to achieve distinct objectives and target performance over different time periods: base salary, short-term incentive compensation, long-term incentive compensation, and benefits.

The objective is to target total direct compensation (base salary + short-term incentives + long-term incentives) at approximately the 50th percentile of our Compensation Peer Group and to reward individual performance based on objectives that support the Company's goal of building shareholder value.

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The Company offers a total compensation package to the NEOs that is designed to both align with the Company's compensation philosophy and with competitive market practice:

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
STIP	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company's business strategy.	STIP opportunity for each NEO is set based upon reference to competitive market practice, the seniority of the NEO's position and his or her industry experience. Each NEO's annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.

Achievement against corporate objectives can range from 0% - 150% of the target bonus opportunity, and 100% for individual performance targets, such that the maximum payout can exceed the target bonus. This said, If a minimum 'threshold' level of performance is not achieved then no STIP is paid to an NEO for that objective. For additional information, see "Short-term Incentive Plan" below.
LTIP	Options, RSUs and PSUs	Designed to motivate executives and employees to create and grow sustainable shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.	Option award levels are determined in reference to peer group practice, previous grants, and are granted at such levels that total compensation can achieve above-market levels provided that the Company's share price achieves superior returns relative to the competitive market. The Board sets the term and vesting of Options under the LTIP. For Options, the term cannot exceed five years and the Board will generally fix the vesting terms of all future Options such that 1/3 of Options granted will vest on the first, second and third anniversaries of the grant date.

RSUs and PSUs also vest under a similar vesting schedule to Options (with a term not exceeding three years) and act as an additional retention vehicle under the Company's LTIP program. While RSUs provide an added retention feature to the Company's compensation program, PSUs are intended to align eligible participants with the long-term performance of the Company. For awards from 2024 onwards PSUs cliff vest after three years. If a minimum "threshold" level of performance is not achieved by the end of the performance period for a PSU grant, then the PSUs are not earned and are forfeited.

RSUs issued under the Share Unit Plan may be settled in either cash or shares from treasury, at the discretion of the Board upon grant. For awards granted prior to 2024 all units are intended to be settled in cash, but in 2024 the Board stated the intention that all such awards thereafter would be settled in Common Shares.

The Company is seeking shareholder approval of the new Omnibus Plan, as further discussed under the heading "

Approval of Omnibus Equity Incentive Plan - Material Terms of the Omnibus Equity Incentive Plan". If approved by Shareholders, future awards will be governed in accordance with the terms of the Omnibus Plan.

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Compensation Element	Form	Purpose of Element	Determination
Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of a NEO's total compensation.	Benefits are provided on a broad basis to the Company's NEOs and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

As illustrated below, a substantial portion of the 2025 target total compensation for our CEO and our other NEOs is provided through at-risk-compensation that is dependent upon short- and long-term corporate performance and Share price appreciation. Any value ultimately realized by the executives is directly tied to the Company's performance and Shareholder value creation.

Base Salary

Actual base salaries paid in 2025 to the NEOs were as follows:

Named Executive Officer and Position	Base Salary 2025(1),(2) ($)	Base Salary 2024(1) ($)
Matt Badylak - President and CEO	440,192	449,190
Matthew Freeman - Executive Vice President and CFO	296,895	302,964
Michael Cardinaels - Executive Vice President and COO	370,000	370,000
Krista Muhr - Senior Vice President External Affairs & Sustainability	228,931	232,111
Charles Amoah - Managing Director, Asanko Gold Ghana	330,000	330,000

(1) Mr. Cardinaels and Mr. Amoah are paid in US Dollars, all other NEOs are paid in Canadian dollars and base salaries for the year ended December 31, 2025, have been translated into US dollars at an average exchange rate of C$1 = $0.72 (2024: $0.73)

(2) There were no changes to base salaries for 2025 in currency of payment.

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Furthermore, base salaries were unadjusted in 2026.

Short-term Incentive Plan

Our Short-term Incentive Plan ("STIP") provides for incentive awards based on the Company's financial and operational results and individual performance. Each NEO is eligible for a target STIP award, expressed as a percentage of base salary. Actual payouts under the STIP plan are based on the achievement of corporate and individual performance goals.

Each executive's performance results are weighted between the achievement of company goals and the achievement of personal goals dependent upon employee levels, as indicated in the table below;

Name of Executive Officer	Target STIP (% of Salary)	Corporate Weighting	Individual Weighting
Matt Badylak	100%	85%	15%
Matthew Freeman	75%	70%	30%
Michael Cardinaels	75%	70%	30%
Krista Muhr	50%	60%	40%
Charles Amoah	30%	50%	50%

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2025 STIP Compensation Results

Our corporate performance has been assessed using a balanced scorecard approach as outlined below:

		Performance range
STIP Objective	Weight	Threshold 0%	Target 100%	Stretch 150%	Performance	2024 Payout %
Safety (LTIFR)	7.5%	0.3	0.15	0.0	0.24	3.0%
Safety (TRIFR)	7.5%	0.58	0.3	0.0	0.48	2.7%
Human Rights	5%	Progress against implementation of Human Rights Impact Assessment (HRIA)			Very successful progress against the HRIA action plan	7.5%
People and Culture	5%	Increasing proportion of local hiring in the skilled and semi-skilled workforce.			Significant progress in increasing local labour	5.0%
Social license	5%	Maintaining strong social license across the Company's tenements.			Progress made with government and communities	2.5%
Gold produced (oz)	20%	90% Business Plan	100% Business Plan	110% Business Plan	121Koz - below 90% of plan	Nil
AISC / oz(1)	20%	110% Business Plan	100% Business Plan	90% Business Plan	2,084/oz - above 110% of plan	Nil
LOM plan delivery	15%	Delivery of Secondary crusher on time			Commissioned in line with plan	15.0%
Reserve Growth	5%	Advancement of underground opportunity and recognition of underground Mineral Resource			800Koz of MI&I UG resource disclosed	7.5%
Strategic advances	10%	Development and execution of strategic plan			Some advancement observed	5.0%
TOTAL SCORE	100%					48%

(1) AISC normalized for royalty costs at budgeted assumptions.

The STIP award levels for 2025 also included Individual KPIs related to each NEO's specific role and operational oversight within the Company, which included, but were not limited to, the following:

• Advance strategic initiatives of the company

• Preparation of a long-term business plan, optimizing operational performance

• Maintenance of a strong balance sheet

• Successful execution of exploration opportunities; and

• Enhanced Environmental Social Governance initiatives

As a result of the relative corporate and personal performance, for the period from January 2025 to December 2025 inclusive, the STIP for each NEOs was determined as follows:

Name of Executive Officer	Target STIP	Corporate multiplier		Individual Multiplier		2025 STIP Awarded
	% of Salary	Weight	Score	Weight	Score	$
Matt Badylak	100%	85%	48%	15%	49%	211,952
Matthew Freeman	75%	70%	48%	30%	78%	126,923
Michael Cardinaels	75%	70%	48%	30%	94%	170,538
Krista Muhr	50%	60%	48%	40%	100%	78,752
Charles Amoah	30%	50%	48%	50%	80%	63,360

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Long Term Incentive Plan

The Long-term Incentive Plan ("LTIP") aligns the experience of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of the Company's share price. The LTIP encourages our executives to focus on the long-term impact of their decisions and actions and to provide rewards to the extent their efforts result in future value-creation. The ultimate value each recipient receives is contingent upon the Company's share price performance.

The value of the LTIP will increase or decrease reflecting the executive team's achievement of short- and long-term objectives that impact share price performance over the vesting period for these incentives.

Target LTIP Award and Mix

Name of Executive Officer	Target LTIP (% of Annual Base Salary to be earned over three- year period)	Proportion of Target LTIP award to be awarded in form of Option- based award	Proportion of Target LTIP award to be awarded in form of PSUs	Proportion of Target LTIP award to be awarded in form of RSUs
Matt Badylak	150%	50%	50%	Nil
Matthew Freeman	75%	50%	50%	Nil
Michael Cardinaels	75%	50%	50%	Nil
Krista Muhr	70%	43%	43%	14%
Charles Amoah	25%	100%	Nil	Nil

Vesting Terms and Conditions

	Performance Share Units	Restricted Share Units	Stock Options
Determining the number of units granted	PSU grant value divided by closing share price on day prior to grant	RSU grant value divided by closing share price on day prior to grant	Stock option grant value divided by Black-Scholes value
Vesting	Vests on the third anniversary of the grant date if performance-vesting criteria are met	Vests in three tranches - one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches - one-third on each of the first, second and third anniversaries of the grant date
Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years
Equity ownership requirements	Included	Included	Not included

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2025 PSU Vesting and Performance Conditions

The PSUs cliff vest after a 3-year period and are measured by comparing the Company's TSR against the constituent companies of the GDXJ at the start of a performance period. The performance period being January 1 of the year of the grant date, to December 31 of the year immediately preceding the vest date. The TSR is calculated as follows:

TSR = {(price at end of Performance Period - price at beginning of Performance Period) + dividends} ÷ price at beginning of Performance Period

The number of units vesting from the Company's relative TSR against its peer group of the GDXJ is as follows:

Performance Level	Performance Multiplier
1st Quartile	150% of units vest
2nd Quartile	100% of units vest
3rd Quartile	50% of units vest
4th Quartile	0% of units vest

For the fiscal year ended December 31, 2025, the following awards were made to the NEOs:

	PSUs(1)		RSUs(1)		Stock options(2)
Position	Number granted	Value ($)	Number granted	Value ($)	Number granted	Value ($)(3)
Matt Badylak	257,000	323,594	Nil	Nil	594,000	330,102
Matthew Freeman	87,000	109,544	Nil	Nil	201,000	111,701
Michael Cardinaels	109,000	137,244	Nil	Nil	250,000	138,932
Krista Muhr	54,000	67,992	18,000	22,665	124,000	68,910
Charles Amoah	Nil	Nil	Nil	Nil	149,000	82,804

(1) Value of PSUs and RSUs granted is based on the underlying share price and converted into a U.S. dollar equivalent at the prevailing exchange rate.

(2) Options will vest equally on the 1st, 2nd and 3rd anniversaries from grant date, and expire after five years.

(3) Stock options were granted on March 26, 2025, with an exercise price of C$1.80. The value of Options granted is based on a Black-Scholes value and converted into a U.S. dollar at the prevailing exchange rate.

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Performance Analysis

The following graph compares the yearly change in the Company's cumulative Total Shareholder Return on its Common Shares as listed on the Toronto Stock Exchange ("TSX") based on an initial fixed investment of $100 versus the cumulative return on S&P/TSX Composite Total Return Index ("S&P/TSX Composite"), the S&P/TSX Global Gold Index and the VanEck Junior Miners ETF since December 31, 2020.

The performance graph indicates a strong historical correlation between the Company's share price performance and that of other publicly traded metals and mining companies since 2022, with a period of underperformance in the earlier years of 2021 and 2022, due to technical difficulties that impacted the operations of the Asanko Gold Mine (the "AGM"), the Company's operating asset. However, following strong operating performance, the restart of mining and the announcement of the transaction to consolidate the AGM in December 2023 the Company's share price has significantly outperformed the various indices, leading to a 5-year TSR that has outperformed the broader Canadian market and comparable junior gold miners while being competitive with the broader gold mining community. Collectively, share price performance for metals and mining companies is affected most significantly by associated metal commodity prices, which has led to underperformance when compared to the broader S&P/TSX Composite Index when gold prices are lower and outperformance when gold prices are higher like they have been in recent years. Broader economic conditions and market sentiment also affect market performance.

Executive pay comparisons are difficult to make over the period, due to changes in executive management and compensation approach during this period. That said, the inclusion of a balanced scorecard approach to STIPs and awards of PSUs beginning in 2021 has helped to create closer correlation. For 2022 when assessing the Company's STIP awards, the Board considered that 2022 was a strong year for the Company and its newly comprised senior executive team lead by the CEO. Although the reset of operations at the AGM was not represented by a commensurate improvement in relative share price performance in 2022, improvement in relative share price performance did start to occur in the first quarter of 2023 in line with the release of an updated life of mine plan and independent technical report for the AGM. Through 2023 the share price performance continued to be strong as the Company exceeded production guidance, beat cost guidance and re-commenced mining, and experienced significant share price outperformance towards the end of 2023 following the announcement to consolidate the ownership of the AGM. This high level of performance continued in 2024 and was buoyed by overall increases in the price of gold in the marketplace. Continued momentum in gold prices in 2025 also affected the price of Common Shares positively, although some operational challenges did mean that Galiano's share price did not rise as materially as the broader gold mining indices.

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In general, the grant value of CEO compensation should vary from realized and realizable compensation based on the Company's share price thereby aligning with the shareholder experience. During the 5-year period since Mr. Badylak has been CEO his realized and realizable compensation (based on starting with $100) has been below those that shareholders would have generated over the same period, as evidenced in the table below;

Year	Total Direct Compensation Awarded ($)(1)	Realized & Realizable Compensation as of December 31, 2025 ($)(2)	Value of $100
			Period	CEO ($)	Shareholder ($)
2021	1,335,450	2,298,538	2020-12-31 to 2025-12-31	172.12	244.06
2022	1,648,347	4,604,715	2021-12-31 to 2025-12-31	279.35	383.52
2023	1,665,095	4,265,211	2022-12-31 to 2025-12-31	256.15	484.72
2024	1,346,988	3,276,124	2023-12-31 to 2025-12-31	243.22	283.74
2025	1,305,841	2,021,073	2024-12-31 to 2025-12-31	154.77	194.97
			Average	221.12	318.20

(1) Includes base salary, actual bonus paid, and long-term incentive value at time of grant (Options and PSUs).

(2) Includes base salary, actual bonus paid, value of any vested PSUs, exercised Options granted in that year as well as the value of unvested PSUs and unexercised Options granted in that year, based on a December 31, 2025 share price of C$3.49 per share. Exchange rate assumed at C$1 = US$0.73.

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2025 Executive Compensation Tables

The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2025, 2024 and 2023 is as set out below and expressed in US dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share- based awards (4) ($)	Option- based awards (5) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(7) ($)	Total compen- sation ($)
					Short- term incentive plans(6)	Long- term incentive plans
Matt Badylak President and CEO	2025	440,192	323,594	330,103	211,952	Nil	Nil	17,372	1,323,213
	2024	449,190	337,655	366,093	194,050	Nil	Nil	19,809	1,366,797
	2023	455,879	360,013	388,765	460,438	Nil	Nil	27,220	1,692,316
Matthew Freeman CFO	2025	296,895	109,544	111,701	126,923	Nil	Nil	16,313	661,376
	2024	302,964	114,060	123,445	117,929	Nil	Nil	17,835	676,233
	2023	307,476	121,427	131,276	237,986	Nil	Nil	21,011	819,176
Michael Cardinaels(2) COO	2025	370,000	137,244	138,932	170,538	Nil	Nil	1,113	817,827
	2024	119,235	Nil	138,388	51,518	Nil	Nil	278	309,419
Krista Muhr(3) SVP External Affairs & Sustainability	2025	228,931	90,657	68,910	78,752	Nil	Nil	14,376	481,627
	2024	221,029	82,377	66,601	65,425	Nil	Nil	14,491	449,923
	2023	150,033	105,505	81,877	78,088	Nil	Nil	8,804	424,307
Charles Amoah Managing Director, Asanko Gold Ghana	2025	330,000	Nil	82,804	63,360	Nil	Nil	60,500	536,664
	2024	330,000	Nil	89,392	42,570	Nil	Nil	60,500	522,462
	2023	330,000	Nil	93,495	99,495	Nil	Nil	60,500	583,943

(1) Compensation for the year ended December 31, 2025, has been translated into US dollars at an average exchange rate of C$1 = $0.73.

(2) Mr. Cardinaels was appointed as COO effective September 1, 2024.

(3) Ms. Muhr was promoted to VP External Affairs & Sustainability effective June 1, 2024. Prior to her promotion Ms. Muhr was the VP Investor Relations of the Company (having been appointed to that role on April 1, 2023) and the compensation disclosed includes amounts earned under both roles.

(4) Share-based awards were calculated based on the underlying share price at the date of the award, translated into US dollars at the prevailing rate at the date of grant, which was considered to approximate fair value.

(5) Option-based awards were calculated based on the Black Scholes valuation at the date of the award, translated into US dollars at the prevailing rate at the date of grant. The weighted average assumptions applied for the year ended December 31, 2025, are disclosed in the Company's Consolidated Financial Statements for the year ended December 31, 2025, filed on SEDAR+ on February 12, 2026.

(6) STIP awards earned in 2025 were paid in 2026 in accordance with the Company's STIP.

(7) All other compensation includes various benefits such as a 5% contribution to personal RRSP plans for Canadian residents (subject to statutory cap), health benefits etc. which are valued based upon the cost of those benefits to the Company. Mr. Amoah receives Ghanaian statutory retirement benefits which contributes approximately 10% of his base salary plus a cash payment reflecting a 13th month salary.

49 | Page	2026 GAU Circular

Outstanding Option and Share-Based Awards

The following table sets out all Option-based and share-based awards outstanding as at December 31, 2025, for each NEO:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money Options (C$)(1)	Number unvested RSUs (#)	Value of unvested RSUs (C$)(2)	Number unvested PSUs (#)	Value of unvested PSUs (C$)(2)
Matt Badylak	750,000	1.55	18-Mar-26	1,455,000
	250,000	1.06	19-Aug-26	607,500
	1,550,000	0.66	06-Apr-27	4,386,500
	1,229,000	0.85	06-Apr-28	3,244,560
	863,000	1.24	27-Feb-29	1,941,750
	594,000	1.80	26-Mar-30	1,003,860
			Total	12,639,170	Nil	Nil	809,967	2,826,785
Matthew Freeman	200,000	1.55	18-Mar-26	388,000
	517,000	0.66	06-Apr-27	1,463,110
	415,000	0.85	06-Apr-28	1,095,600
	291,000	1.24	27-Feb-29	654,750
	201,000	1.80	26-Mar-30	339,690
			Total	3,941,150	Nil	Nil	273,700	955,213
Michael Cardinaels	250,000	1.96	4-Sep-29	382,500
	250,000	1.80	26-Mar-30	422,500
			Total	805,000	Nil	Nil	109,000	380,410
Krista Muhr	93,333	0.93	15-May-28	238,933
	104,667	1.24	27-Feb-29	235,500
	124,000	1.80	26-Mar-30	209,560
			Total	683,993	46,668	162,871	162,000	565,380
Charles Amoah	99,000	0.85	06-Apr-28	261,360
	138,667	1.24	27-Feb-29	312,000
	149,000	1.80	26-Mar-30	251,810
			Total	825,170	Nil	Nil	Nil	Nil

(1) Calculated based on the market price of the underlying Common Shares on December 31, 2025, of C$3.49 and the exercise price of the Option.

(2) Calculated based on the market price of the underlying Common Shares on December 31, 2025 of C$3.49, and assumed that all PSUs are valued at the target performance criteria of 100%.

Value Vested During the Year

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)(3)	Non-equity long-term incentive plan compensation - Value earned during the year ($)
Matt Badylak	597,007	342,350	n/a
Matthew Freeman	200,261	115,112	n/a
Michael Cardinaels	81,951	Nil	n/a
Krista Muhr	72,756	92,238	n/a
Charles Amoah	68,738	Nil	n/a

(1) The value of the options is based on the difference of the market price on vesting date less the exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2) The value vested of RSUs is based on the underlying share price at the date of vesting.

(3) The value vested of PSUs reflect the actual no of units that vested during the year based on the performance criteria of the units, as follows:

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Year of award	Performance condition	Units vested
2022	TSR vs GDXJ [25% of units awarded]	150%
2023	50% TSR vs GDXJ and 50% Attributable production	131%

PSU Awards granted in 2024 and 2025 will not vest until 2027 and 2028 respectively.

Options Exercised during 2025

The following option-based awards were exercised by NEOs during the year ended December 31, 2025.

Name	Options exercised in year	Weighted Average exercise price of options exercised (C$)	Value Realized (C$)(1)
Matt Badylak	243,000	2.20	206,907
Matthew Freeman	129,000	1.46	248,907
Michael Cardinaels	Nil	Nil	Nil
Krista Muhr	145,666	1.04	149,040
Charles Amoah	168,333	1.01	148,026

(1) Calculated using the applicable sale price of the Common Shares acquired on exercise of any Options on a particular day

Estimated Termination Payments and Benefits

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a "change of control" of the Company.

A "change of control", in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. "Good reason" will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company's obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

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The following table summarizes the material terms and conditions that apply in the event of the noted separation events:

Separation event
Compensation element	Resignation/Retirement	Termination with Cause	Termination without cause	Change of control
Salary	Payments cease	Payments cease	Multiple of salary by level	Multiple of salary by level
Pro rated incentive bonus	None	None	None	None, except CEO
Annual incentive bonus	None	None	None, except CEO	Multiple of salary by level
Options	Unvested Options are forfeited, 90 days to exercise vested Options	All Options are forfeited	Unvested Options are forfeited, 90 days to exercise vested Options	All Options shall vest immediately
RSUs	Unvested RSUs are forfeited	Unvested RSUs are forfeited	Unvested RSUs are forfeited	All RSUs shall vest immediately
PSUs	Unvested PSUs are forfeited	Unvested PSUs are forfeited	Unvested PSUs are forfeited	All PSUs shall vest immediately
Benefits and Perquisites	Coverage ceases	Coverage ceases	Benefits provided vary by level, but will cease on the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer	Benefits provided vary by level, but will cease on the date the NEO secures comparable benefits under a benefit plan, program or arrangement of subsequent employer

(1) Pro rated bonus under a change of control is only applicable to the CEO.

(2) CEO receives payment in lieu of continuity of benefits in the event of termination without cause or a change of control.

Payments Made Upon Termination without Cause or Resignation with Good Reason

The following table provides the estimated incremental payments and benefits that would be payable by the Company to each NEO had they been involuntarily terminated without cause or resigned for good reason as of December 31, 2025.

Name	Base Salary ($)	Bonus ($)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak (1)	696,970	696,970	Nil	10,238	1,404,178
Matthew Freeman (2)	296,895	Nil	Nil	5,710	302,606
Michael Cardinaels (2)	370,000	Nil	Nil	2,104	372,104
Krista Muhr (2,4)	228,931	Nil	Nil	4,292	233,224
Charles Amoah (3)	27,500	Nil	Nil	Nil	27,500

(1) Mr. Badylak receives a lump sum of 15 months of total remuneration (base salary, target bonus plus benefits) plus one additional month for each completed year of service as CEO to a maximum of 24 months, at December 31, 2025, this was the equivalent of 19 months.

(2) Messrs. Freeman and Cardinaels and Ms. Muhr receive the equivalent of 12 months current base salary; Messrs. Freeman and Cardinaels receive 12 months of benefits whereas Ms. Muhr receives $4,292 in lieu of benefits.

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(3) Mr. Amoah receives the equivalent of 1 month base salary.

(4) Ms. Muhr left the Company as an employee on January 21, 2026 with a consulting agreement for transitional services until May 15, 2026, and received termination payments of $236,687; earned STIP amounts for 2025, plus long-term incentives continue to vest until the end of the consulting agreement.

Payments Made Upon Termination Following a Change of Control

The estimated payments and benefits payable by the Company in the event that any one of the NEOs had been terminated by the Company without cause (including a resignation for good reason, but not for reasons of death, disability or voluntary resignation) within twelve months following a change of control on December 31, 2025, would include:

Name	Base Salary ($)	Bonus ($)	Option-based awards ($)	Share- based awards ($)	All Other Compensation ($)	Total ($)
Matt Badylak (1)	880,383	880,383	9,042,188	2,022,310	460,667	13,285,932
Matthew Freeman (2)	593,790	445,343	2,819,538	683,369	11,421	4,553,460
Michael Cardinaels (2)	740,000	555,000	575,905	272,149	4,208	2,147,262
Krista Muhr (2)	343,397	171,698	489,336	520,998	6,439	1,531,868
Charles Amoah (3)	27,500	Nil	590,335	Nil	Nil	617,835

(1) Mr. Badylak receives the equivalent of 2x base salary, target bonus and benefits, plus a pro rated short term incentive plan bonus for the fiscal year in which a change of control event occurs. This pro rated bonus has been included in All Other Compensation, and for the purposes of this illustration, it assumes that the change of control event occurred on December 31, 2024, and therefore an amount of a full year's short term incentive plan bonus would have been payable at that date.

(2) Messrs. Freeman and Cardinaels receive the equivalent of 2x base salary, target bonus and benefits, Ms. Muhr would receive 1.5x base salary, target bonus and benefits.

(3) Mr. Amoah receives the same as would be payable following a termination without cause.

(4) Options will immediately vest in the event of a change of control. The intrinsic value of in-the-money Options at December 31, 2025, has been included in the table above under Option-based awards.

(6) PSUs and RSUs will vest immediately in the event of a change in control and will be settled at the prevailing market price at the time of a change in control. The value of cash-settled PSUs and RSUs has been included in the table above under Share-based awards based upon the market price of the underlying Common Shares as at December 31, 2025, of C$3.49. PSUs have all been assumed to vest at 100% of the target performance criteria.

(7) All amounts have been converted into a U.S. dollar equivalent using the exchange rate at December 31, 2025.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and Burn Rates for the Company's share option plan (the "Share Option Plan", each option a "Share Option" or "Option") and the Company's share unit plan (the "Share Unit Plan") combined. The Share Unit Plan grant agreements outline whether share units will be settled in cash or common shares. Where units shall be cash settled they will not impact the number of securities outstanding and hence are excluded from the table below.

All Share Units granted prior to 2024 are to be cash-settled and have been excluded, however PSUs and RSUs awarded from 2024 and DSUs awarded in 2025 had the intent to be settled in common shares of the Company and therefore are included in the table below.

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	2025		2024		2023		3 year ave
	(#)	(%)	(#)	(%)	(#)	(%)	(%)
Overhang (1)	10,449,898	4.0%	10,933,176	4.3%	7,672,216	3.4%	3.9%
Dilution (2)	12,931,242	5.0%	12,203,839	4.9%	12,575,335	5.6%	5.2%
Burn Rate (3)	4,291,900	1.9%	4,688,000	1.9%	4,574,000	2.0%	1.9%

(1) The total number of Common Shares reserved for issuance to participants, less the number of Options/Share Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(2) The total number of Options/Units outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.

(3) The number of Options/Units granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out equity compensation plan information as at December 31, 2025. See below for the material terms of the Share Option Plan and the Share Unit Plan, respectively.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (the Share Option Plan and Share Unit Plan)	12,931,242 (1)	C$1.21	10,449,898
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	12,931,242 (1)	C$1.21	10,449,898

(1) As of December 31, 2025, the outstanding Options/Units represented 5.0% of the issued and outstanding Common Shares. As of April 30, 2026, the Company had 9,680,509 Options outstanding, and 3,369,300 share units to be settled in shares and 10,459,430 available for future issuance, representing 3.7%, 1.3% and 4.0% of total Common Shares issued and outstanding, respectively.

Indebtedness of Directors and Executive Officers

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

SHARE OPTION PLAN

The Share Option Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the CGNC and provides that Options are available for issuance to directors, officers, employees and service providers of the Company. The Share Option Plan is a rolling plan, which provides that the number of Common Shares issuable under the Share Option Plan, together with all of the Company's other equity based compensation arrangements, will not at any time exceed 9% of the total number of issued and outstanding Common Shares; however, this base of Common Shares increases as Options are granted and exercised and as the number of issued and outstanding Common Shares increases.

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The Company is proposing for shareholder approval in this Circular a new Omnibus Plan. If the Omnibus Plan is approved, no further grants will be made under the Share Option Plan, though existing grants under the Share Option Plan will continue in effect in accordance with their terms.

Material Terms of the Share Option Plan

The following is a summary of the material terms of the Share Option Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Option Plan) to the Company, its subsidiaries are eligible to receive grants of Options under the Share Option Plan.

(b) All Options granted under the Share Option Plan will be exercisable only by the optionee to whom they have been granted and the Options are non-assignable and non-transferable, except in the case of the death of an optionee, in which case any vested Option held by the deceased optionee at the date of death will become exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such Option.

(c) Unless otherwise determined by the CGNC, Options vest in stages equally over a period of 36 months, with one-third of such Options vesting on each of the first, second and third anniversary of the date of grant, and are subject to the following:

• the optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries as well as, at the discretion of CGNC, achieving certain milestones which may be defined by the CGNC from time to time, or receiving a satisfactory performance review by the Company or any of its subsidiaries during the vesting period; and

• the optionee remaining a director of the Company during the vesting period.

(d) All Options granted under the Share Option Plan are exercisable for a period of up to five years. If the expiry of an Option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(e) The exercise price of the Option is established by the CGNC at the time the Option is granted, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date of the grant;

(f) Generally, in the case where a participant ceases to be eligible under the Share Option Plan to hold Options, the participant may exercise any vested Options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant ceases to be eligible. In the case where a participant is terminated for cause, such participant's Options will not be exercisable following the date of such termination. In the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, unvested Options shall be deemed to have vested on the date of the meeting in respect of which the director is not nominated and shall expire on the earlier of the date which is 90 days thereafter and the expiry date of the Option;

(g) The Share Option Plan provides that there will be a Change of Control of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). All outstanding Options under the Share Option Plan will not immediately vest and become exercisable upon the event of a Change of Control. The CGNC may, subject to regulatory approval, amend the Share Option Plan in connection with a Change of Control to assist optionees to tender Common Shares underlying Options to, or participate in, such event or to obtain the advantage of holding such underlying Common Shares during such event and to terminate, following the successful completion of such event, Options not exercised prior to such successful completion. Moreover, upon the event of a Change of Control, if an officer, employee or service provider to the Company prior to the Change of Control has their relationship with the Company terminated without cause or in such a way as to cause such person to have been constructively dismissed within 12 months after the Change of Control, then the Options held by such person shall immediately fully vest and become exercisable until the earlier of the expiry date of such Options and 90 days from such termination or dismissal;

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(h) The Share Option Plan may be amended, subject to TSX policies and the provisions of the Share Option Plan, by the CGNC without shareholder approval to, among other things:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an Option granted under the Share Option Plan;

(iii) change the termination provision of an Option granted under the Share Option Plan, which does not entail an extension beyond the original expiry date of such Option;

(iv) add a cashless exercise feature;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Option Plan in connection with a Change of Control to assist optionees to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Options not exercised prior to the successful completion of the event.

(i) The following amendments will require approval of a majority of votes cast by shareholders at a duly constituted meeting, excluding votes cast by insiders who are eligible to participate in the Share Option Plan only when required by applicable TSX policies:

(i) any increase to the number of Common Shares reserved for issuance under the Share Option Plan or the maximum number of Common Shares available for issuance pursuant to the Share Option Plan;

(ii) any reduction in the exercise price or cancellation and reissue of Options;

(iii) any amendments to extend the term of an Option beyond the original expiry;

(iv) any amendment to remove or exceed the limitations on non-employee directors contained in the Share Option Plan;

(v) any amendment which would permit Options granted under the Share Option Plan to be transferable or assignable other than for normal estate settlement purposes;

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(vi) any amendment to remove or exceed the insider participation limits set out in the Share Option Plan; and

(vii) amendments to the Share Option Plan amendment provisions.

(j) The Share Option Plan is subject to restrictions that:

(i) the number of Common Shares issued to insiders as a group under the Share Option Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Option Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the Company's issued and outstanding Common Shares;

(iii) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share-based compensation arrangement of the Company exceed 1% of the outstanding Common Shares; (ii) exceed for each individual a value of $100,000 in any 12 month period; or (iii) exceed for each individual a value of $150,000 when aggregated with the grant date fair value of any Full Value Awards (as defined in the Share Option Plan) granted to the individual in any 12 month period under all share-based compensation arrangements of the Company.

Grants to non-employee directors are subject to an additional limitation, which limits the number of Common Shares issuable to any such director to an annual value not to exceed $150,000 when aggregated with the grant date fair value of any "full value awards" granted to such director under the Company's other security-based compensation arrangements.

SHARE UNIT PLAN

The Share Unit Plan was established by the Company to assist the Company in the recruitment and  retention of qualified parties by providing a means to reward superior performance, to motivate directors, officers, employees or service providers under the plan to achieve important corporate and personal objectives and, through the issuance of share units in the Company ("Share Units") to participants under the plan, to better align the interests of such participants with the long-term interests of shareholders.

The Share Unit Plan gives the Company the flexibility to grant Share Units that are conditional on time or performance vesting criteria, to further strengthen pay and performance alignment over a multi-year period.

The Company is proposing for shareholder approval in this Circular a new Omnibus Plan. If the Omnibus Plan is approved, no further grants will be made under the Share Unit Plan, though existing grants under the Share Unit Plan will continue in effect in accordance with their terms.

Material Terms of Share Unit Plan

The following is a summary of the material terms of the Share Unit Plan:

(a) Persons who are directors, officers, employees or "Service Providers" (as defined in the Share Unit Plan) to the Company, its subsidiaries are eligible to receive grants of Share Units under the Share Unit Plan.

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(b) Except in certain circumstances, Share Units granted under the Share Unit Plan are non-assignable and non-transferable.

(c) In granting Share Units under the Share Unit Plan, the Company will designate:

(i) the number of Share Units which are being granted to the participant;

(ii) any time-based conditions as to vesting of the Share Units to become vested Share Units;

(iii) any performance-based conditions as to vesting of the Share Units to become vested Share Units;

(iv) the payout date, which shall in no event be later than the expiry date of the Share Units;

(v) the form of payout; and

(vi) the expiry date of the Share Units.

(d) The Company will maintain an account for each participant under the Share Unit Plan and on the grant date, the account will be credited with the Share Units granted to on that date.

(e) On each payout date, the participant under the Share Unit Plan will receive, and the Company will issue and/or pay, a payout with respect to those vested Share Units in such participant's account to which the payout date relates.

(f) The Share Unit Plan provides that there will be a "Change of Control" of the Company where (i) the direct or indirect acquisition by a person, or group of persons, acting jointly, or in concert, of Common Shares which total more than (A) 50% of the then outstanding Common Shares; or (B) 30% of the then outstanding Common Shares followed, within 12 months of such acquisition, by the removal by shareholders of more than 51% of the then incumbent directors or the election by shareholders of a majority of the directors to the Board who were not nominees of the Board immediately preceding such election, (ii) the sale of all or substantially all of the assets of the Company, or the consummation of a transaction which has substantially the same effect, or (iii) a transaction which has substantially the same effect as (i) or (ii). If at any time within one year from the date of a Change of Control an officer or employee of, or service provider to, the Company prior to the Change of Control has their employment or service contract or position with the Company or the resulting entity, as applicable, terminated without cause, or altered (in such a way), all outstanding Share Units held by such participant will vest and the payout date in connection with such vested Share Units will be accelerated to the date of such participants termination or dismissal and the Company will issue Common Shares and/or pay cash to such participant with respect to such vested Share Units in accordance with the terms of the Share Unit Plan; provided that in the event that any Share Units are subject to performance based vesting conditions, then an assessment shall be done by the CGNC and the vesting of such Share Units will accelerate only to the extent that such performance based vesting conditions are considered to have been satisfied.

(g) On the date that a director, officer, employee or Service Provider has left employ or office with the Company, or has been advised by the Company that his, her or its services are no longer required, or on the date that his, her or its service contract has expired or terminated, any unvested Share Units in such participant's account will terminate and be forfeited.

(h) The Share Unit Plan is subject to restrictions that:

(i) the aggregate number of Common Shares reserved for issuance will not exceed 5% of the number of issued and outstanding Common Shares, and when combined with the Common Shares reserved for issuance under any other security based compensation arrangement of the Company, will not exceed 9% of the number of issued and outstanding Common Shares at such time, provided in each case that Common Shares reserved for issuance pursuant to Share Units which are redeemed or surrendered, cancelled or terminated without having been redeemed will again be available for issuance under the Share Unit Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash, Common Shares or a combination of cash and Common Shares will again be available for issuance under the plan;

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(ii) the number of Common Shares issuable to insiders at any time as a group under the Share Unit Plan, when combined with Common Shares issuable to insiders under all the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares;

(iii) the number of Common Shares issued to insiders as a group under the Share Unit Plan, when combined with Common Shares issued to insiders under all of the Company's other security-based compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares within any 12-month period;

(iv) the number of Common Shares issuable to non-employee directors of the Company shall not: (i) collectively, together with any Common Shares issuable pursuant to any other share based compensation arrangement of the Company, exceed 1% of the outstanding Common Shares and (ii) exceed for each individual, a grant date fair value of 150,000 per non-Employee Director (as defined in the Share Unit Plan), provided that the total annual equity award value of Options issuable to any non-Employee Director shall not exceed $100,000.

(i) The Share Unit Plan may be amended, subject to TSX policies and the provisions of the Share Unit Plan, by the Company without Shareholder approval to, among other things:

(i) make formal minor or technical modifications to any of the provisions of the Plan;

(ii) correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(iii) change the vesting provisions or termination provisions applicable to a Share Unit, which does not entail an extension of the expiry date of the Share Unit beyond the original expiry date of such Share Unit;

(iv) make any amendments because of any change in applicable law;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company; or

(vi) make amendments to the Share Unit Plan in connection with a Change of Control to assist participants to tender underlying Common Shares to, or participate in, the event or obtain the advantage of holding the underlying Common Shares during such event, and to terminate, following the successful completion of such event, the Share Units not exercised prior to the successful completion of the event.

(j) The following amendments will require shareholder approval in accordance with the requirements of the TSX:

(i) any increase to the number of Common Shares reserved for issuance under the Share Unit Plan or the maximum number of Common Shares available for issuance pursuant to the Share Unit Plan;

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(ii) the cancellation and re-issuance of Share Units;

(iii) the extension of the term of an RSU beyond the original expiry date;

(iv) the removal or exceeding of the limitation on non-employee directors prescribed under the Share Unit Plan;

(v) permitting Share Units to be transferable or assignable other than for normal estate settlement purposes;

(vi) the removal or exceeding of the Insider participation limits set out in the Share Unit Plan; or

(vii) an amendment to the amendment provisions of the Share Unit Plan.

OMNIBUS PLAN

The Company is seeking shareholder approval of the new Omnibus Plan. For a summary of the terms of the Omnibus Plan, please refer to "

Approval of Omnibus Equity Incentive Plan - Material Terms of the Omnibus Equity Incentive Plan". The summary is qualified in its entirety by the full text of the Omnibus Plan, which is attached hereto as Appendix "B".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except for a part-time consulting contract with the Corporate Secretary, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's Annual Information Form and in the audited financial statements for the year ended December 31, 2025 and in the related management discussion and analysis, which are filed under the Company's SEDAR+ profile at www.sedarplus.ca, along with additional information relating to the Company. Copies of these documents are also available upon request from the Corporate Secretary at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by telephone: (604) 683-8193, or by telephone toll-free: 1-855-246-7341 or by fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

FORWARD-LOOKING AND OTHER CAUTIONARY INFORMATION

The Company cautions readers regarding forward-looking statements found in this Circular and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this Circular. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

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Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operate. Forward-looking statements include, but are not limited to, statements with respect to:

• the future price of gold;

• the Company's operating plans for the AGM;

• the estimation of Mineral Reserves and Mineral Resources, including any targets for additions to Mineral Reserves or Mineral Resources through exploration activities;

• the objective to increase Mineral Reserves and Mineral Resources, including any targets for additions to Mineral Reserves or Mineral Resources through exploration activities;

• the Company's vision to grow its business into a sustainable mid-tier producer;

• the potential for future underground mining;

• the timing and amount of estimated future production from the AGM, including production rates and gold recovery;

• operating costs with respect to the operation of the AGM;

• capital expenditures that are required to sustain and expand mining activities;

• the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;

• the timing, costs and project economics associated with the Company's development plans for the AGM;

• the availability of capital to fund the AGM's expansion and development plans;

• the focus of future exploration programs;

• any additional work programs to be undertaken by the Company;

• the Company's planned and future drilling programs, including the timing thereof;

• interpretation of the metallurgical testing results received to date and alignment with the metallurgical recovery model;

• timing of delivery of higher grade ore from the Abore and Esaase deposits and the effects of such on gold production levels;

• the ability of the AGM to maintain current inventory levels;

• the timing of the development of new deposits;

• success of exploration activities;

• renewal of mining and exploration licenses and other permits necessary for mining operations;

• hedging practices;

• central bank interest rate forecast;

• currency exchange rate fluctuations;

• estimate of a legal provision;

• requirements for additional capital;

• operating cash flows;

• government regulation of mining operations;

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• regulatory investigations, claims, lawsuits and other proceedings;

• environmental risks and remediation measures;

• advancement and implementation of the Company's sustainability program;

• alignment with International Council on Mining and Metals' Mining Principles;

• unanticipated reclamation expenses;

• changes in accounting policies and resulting impact on disclosure;

• title disputes or claims; and

• limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

• mineral reserve and mineral resource estimates may change and may prove to be inaccurate;

• exploration activities may not result in the delineation of additional mineral resources or the conversion of mineral resources into mineral reserves within anticipated timeframes, or at all;

• life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;

• actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;

• sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;

• inflationary pressures and the effects thereof;

• adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;

• geotechnical risks associated with the design and operation of a mine and related civil structures;

• the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;

• risks related to artisanal and illegal mining activities at or near the AGM, including that the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities, which may impact planned production levels;

• the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;

• the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices;

• outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;

• the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;

• the Company may be unsuccessful in attracting and retaining key personnel;

• labour disruptions could adversely affect the Company's operations;

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• metallurgical recoveries may not be economically viable, or recoveries may be lower in the future and have a negative impact on the Company's gold production and financial results local community disruptions could adversely affect the Company's operations or planned development;

• the Company's business is subject to risks associated with operating in a foreign country;

• risks related to the Company's use of mining and other contractors;

• the hazards and risks normally encountered in the exploration, development and production of gold;

• the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

• the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;

• the Company's operations and workforce are exposed to health and safety risks;

• unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

• the Company's title to exploration, development and mining interests can be uncertain and may be contested;

• the Company's properties may be subject to claims by various community stakeholders;

• risks related to limited access to infrastructure and water;

• risks associated with establishing new mining operations;

• the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;

• the Company may not be able to secure additional financing when needed or on acceptable terms;

• the Company's shareholders may be subject to future dilution;

• risks related to changes in interest rates and foreign currency exchange rates;

• changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;

• risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;

• risks related to systems security threats;

• the impact of technological developments on the Company's operations;

• non-compliance with public disclosure obligations could have an adverse effect on the Company's share price;

• the carrying value of the Company's assets may change and these assets may be subject to impairment charges;

• risks associated with changes in reporting standards;

• the Company may be liable for uninsured or partially insured losses;

• the Company may be subject to litigation;

• damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the Company and the Company's share price;

• the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;

• the Company must compete with other mining companies and individuals for mining interests;

• the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;

• the Common Shares may experience significant price and trading volume volatility;

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• the Company has never paid dividends and does not expect to do so in the foreseeable future;

• the Company's shareholders may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the Common Shares, or at all; and

• the risk factors described under the heading "Risk Factors" in, or incorporated by reference in, the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this Circular include, among others:

• the price of gold will not decline significantly or for a protracted period of time;

• the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;

• the Company's ability to raise sufficient funds from future equity financings or debt facilities to support its operations, and general business and economic conditions;

• the global financial markets and general economic conditions will be stable and prosperous in the future;

• the AGM will not experience any significant uninsured production disruptions that would materially affect revenues and/or its financial condition;

• the ability of the Company to comply with applicable governmental regulations and standards;

• the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;

• the success of the Company in implementing its development strategies and achieving its business objectives;

• the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis; and

• the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified.

The Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

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The contents of this Circular and its distribution to Shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 30th day of April 2026.

BY ORDER OF THE BOARD

/s/ Matt Badylak

Matt Badylak
President and Chief Executive Officer

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APPENDIX A - BOARD OF DIRECTOR COMMITTEE MANDATES

Compensation, Governance and Nominating Committee

The Board's Compensation, Governance and Nominating Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate candidates for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Compensation, Governance and Nominating Committee include:

(a) recommending to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of executive and independent directors;

(b) identifying and recommending to the Board individuals qualified to become Board members, consistent with the criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of Shareholders and the persons to be appointed by the Board to fill any vacancies on the Board;

(c) recommending to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommends any proposed changes to the Board;

(d) considering questions of independence and possible conflicts of interest of members of the Board and of senior managers and making recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e) annually recommending assignments to committees of the Board, including recommendations as to the chairperson of committees of the Board, reviewing and making recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, reviewing the adequacy of all Board committee charters and making recommendations to the Board for any changes to such charters;

(f) annually overseeing the evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively and determining the nature of evaluation, supervising the conduct of evaluation and preparing an assessment of performance of the Board and its committees, to be discussed with the Board;

(g) considering diversity and representation of women on the Board;

(h) managing Board and committee succession planning;

(i) review, monitor and make recommendations to the Board regarding the orientation and education of directors; and

(j) monitoring communications with Shareholders regarding matters of corporate governance.

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As of December 31, 2025, the Compensation, Governance and Nominating Committee, was composed of three independent directors, Dawn Moss (chair), Paul Wright and Navin Dyal. In February 2026, independent director Lauren Roberts replaced Paul Wright on the committee. A of the majority of the members of the Compensation Governance and Nominating Committee are financially literate and each have acted and continue to act as directors and/or officers of public and private companies and have therefore been involved in governance issues for such companies. The skills and experience possessed by members of the Compensation, Governance and Nominating Committee acquired as a result of their lengthy and extensive business careers enable them to make decisions on the suitability of the Company's governance policies and practice.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that all persons with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has a Diversity Policy which is available on the Company's website.

The objective of the Diversity Policy is to promote better performance and effective decision-making by considering only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; considering gender diversity, geographical representation, education, experience, ethnicity, and age; and in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board's and the Company's criteria.

The Company has not adopted any targets for the number of women in executive officer positions, but the adopted Diversity Policy does provide guidance as to various diversity considerations in the future appointment of executive officers. The Company had previously set an aspirational target of 20% representation of women on the Board, which was achieved following the appointment of Dawn Moss in September 2021. With the appointment of Dr. Smith, the Board was comprised of three women out of seven independent directors or 43%. Additionally, the appointment of Mr. Dyal adds a visible minority to the Board. The Company still considers diversity as very important and as such for each director vacancy being filled, the Company shall assure that the candidate pool considers women and other diversity options regardless of whether the search is conducted solely by the Company or through an external advisor. The Compensation, Governance and Nominating Committee assess diversity annually as part of its board review and assessment practice, or on an as needed basis to assure that the Diversity Policy is being effectively implemented.

The Company has also not set mandatory age or term limits for its directors or senior officers but rather it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality considering discrimination laws.

The Company's Code of Ethics as set out in the Corporate Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.

See Section VI - Compensation, Governance and Nominating Committee Mandate in the Company's Corporate Governance Manual on the Company's website.

Audit Committee

The Audit Committee Mandate is included within Section V - Audit Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

As of December 31, 2025, the Audit Committee was composed of three independent directors, Greg Martin (Chair), Judith Mosely and Navin Dyal. Greg Martin is considered a financial expert as he holds a Chartered Professional Accountant (CPA) designation and is a current Chief Financial Officer of a publicly-traded company. In addition, all other members of the Audit Committee are financially literate.

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See the section entitled "Audit Committee, Code of Ethics, Accountant Fees and Exemptions" in the Company's most recent Annual Information Form, filed under the Company's SEDAR+ profile at www.sedarplus.ca on March 11, 2026, for further information, including the relevant education and experience of each member of the Audit Committee.

Each member of the Audit Committee has:

(a) an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

(c) an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

The Board does not have a committee dedicated to cyber security exposures, but through its mandate over risk assessment the Audit Committee is responsible for the oversight of this area of risk. As the perceived and real threat of such risk grows in magnitude each year, the Audit Committee has required management to implement cyber security training, use external consultants to review the security of our information systems, and maintain ongoing security testing of all key IT systems. Audit Committee members continue to increase their understanding of this ever changing risk environment by attending certain events and seminars addressing cyber risks, as well as completing the internal cyber training along with employees and other directors.

Sustainability Committee

The Sustainability Committee's mandate is included within Section VII - Sustainability Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

As of December 31, 2025, the Sustainability Committee is composed of three independent directors, Judith Mosely (Chair), Dawn Moss, and Moira Smith. The Sustainability Committee invites the appropriate representatives of management to its meetings to ensure that directives are well understood and implemented at the appropriate levels within the organization.

The Board, through the Sustainability Committee, is responsible for monitoring and reviewing health, safety, environmental and CSR risks, ensuring the Company's compliance with applicable legal and regulatory requirements in the jurisdictions where it operates, and supporting the furtherance of the Company's commitment to a healthy and safe work environment, environmentally sound resource development and community relationships. The Sustainability Committee meets at least quarterly to review reports by management on health, safety, environmental and corporate social responsibility matters. The Sustainability Committee will regularly review and make recommendations in regard to the Company's Sustainability policies and assesses the health, safety, environment and community management procedures and recommends improvements. Any Sustainability incidents are to be reported to the Board as appropriate.

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Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives. For further information, see the section entitled "Environmental, social and corporate governance ("ESG")" in the Company's most recent Annual Information Form, filed under the Company's SEDAR+ profile at www.sedarplus.ca on March 11, 2026.

Technical Committee

The Technical Committee's mandate is included within Section VIII -Technical Committee Mandate in the Company's Corporate Governance Manual, which is available on the Company's website.

The Technical Committee was formed on January 28, 2025, to assist the Board in overseeing the Company's operational performance and associated risks from a technical perspective. The Technical Committee is charged with reviewing, evaluating, and making recommendations to the Board in the following areas:

  Exploration and geology

  Mineral resource and reserve estimation

  Mining methods and geotechnical conditions

  Mineral processing and recovery

  Tailings management

  Reclamation and closure

  Operating and capital costs

  New technology, innovation, and best practices

  Other areas requiring technical acumen

The Technical Committee will consider these areas for the Company's operating mines, development projects, reclamation projects, and proposed acquisitions or divestitures of mineral properties and/or operations.

As of December 31, 2025, the Technical Committee is composed of three independent directors, Lauren Roberts (Chair), Moira Smith and Greg Martin and the mandate provides that it shall consist of a maximum of four directors to be determined at the Board's discretion. All members of the Technical Committee will have familiarity with matters within the purview of the Technical Committee including an excellent working knowledge of the mining industry. At least one member should have an extensive background in mining operations (Lauren Roberts) and at least one member should have an extensive background in exploration and resource and reserve estimation (Moira Smith).

The Technical Committee invites the appropriate representatives of management to its meetings to assure that directives are well understood and implemented at the appropriate levels within the organization.

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APPENDIX B - OMNIBUS EQUITY INCENTIVE PLAN

GALIANO GOLD INC.

OMNIBUS EQUITY INCENTIVE PLAN

●, 2026

PART I - GENERAL PROVISIONS

1. PREAMBLE AND DEFINITIONS

1.1 Effect on Prior Plans.

As of the Effective Date, this Plan shall replace the Prior Plans, and no further options or share units shall be granted under the Prior Plans. All Prior Plan Awards shall be governed by the terms and conditions of the Prior Plans, as applicable, and any grant agreements evidencing the applicable Prior Plan Award.

1.2 Purpose of the Plan.

This Plan has been established by the Company to assist the Company in the recruitment and retention of highly qualified Directors, Employees and Service Providers by providing a means to reward performance, to motivate Eligible Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Grants, to better align the interests of Eligible Participants with the long-term interests of shareholders of the Company.

1.3 Definitions.

1.3.1 "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.2 "Base Price" means the base dollar amount used to calculate the amount, if any, payable to an Eligible Participant with respect to a Common Share subject to a Stand-Alone SAR upon settlement thereof, which base dollar amount shall be determined in accordance with Section 10.6.

1.3.3 "Beneficiary" means, subject to Applicable Law, any person designated by the Eligible Participant as their beneficiary under the Plan in accordance with Section 7.8 or, failing any such effective designation, the Eligible Participant's legal representative.

1.3.4 "Blackout Period" means a period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain individuals as designated by the Company, including any holder of a Grant.

1.3.5 "Board" means the Board of Directors of the Company.

1.3.6 "Business Day" means any day from Monday to Friday inclusive, excluding statutory holidays.

1.3.7 "Cause" means for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement:

(a) subject to paragraphs (b) or (c), as applicable, below, "just cause" or "cause" for Termination by the Company or a Subsidiary of the Company as determined under Applicable Law (if applicable);

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Cause" or the equivalent term as defined in such employment agreement, if applicable; or

(c) where an Eligible Participant provides services as an independent contractor pursuant to a contract for services with the Company or a Subsidiary of the Company, any material breach of such contract by the Eligible Participant.

(d) where none of (a), (b), or (c) apply to an Eligible Participant:

(i) with respect to a particular employee, officer, consultant, independent contractor, or advisor: (1) "Cause" as such term is defined in the Grant Agreement; or (2) in the event that such term is not defined in the Grant Agreement, then any of the following will constitute "Cause": (i) any breach of any written agreement between the Company and the Eligible Participant; (ii) any failure to perform assigned job responsibilities in a competent and diligent manner that continues unremedied for a period of thirty (30) days after written notice to the Eligible Participant by the Company, and a Eligible Participant shall only be entitled by such notice once per calendar year; (iii) the commission of a felony or misdemeanor or failure to contest prosecution for a felony or misdemeanor; (iv) the Company's reasonable belief that the Eligible Participant engaged in a violation of any statute, rule or regulation, any of which in the judgment of the Company is harmful to the Company's business or reputation; or (v) the Company's reasonable belief that the Eligible Participant engaged in unethical practices, dishonesty or disloyalty;

(ii) in the case of a Director, ceasing to be a Director as a result of (1) a resolution having been passed by the shareholders or (2) an order made by any governmental authority having jurisdiction to so order

1.3.8 "Change in Control" means:

(a) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares;

(b) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election;

(c) the consummation of a sale or other transfer of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (a) to (c) above.

1.3.9 "Clawback Policy" means the Clawback Policy of the Company, as amended from time to time by the Board.

1.3.10 "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.3.11 "Common Shares" means the common shares without par value in the capital of the Company or, in the event of an adjustment contemplated by Section 5.1, such other security to which an Eligible Participant may be entitled upon the exercise or settlement of a Grant as a result of such adjustment.

1.3.12 "Company" means Galiano Gold Inc. and includes any successor company thereof.

1.3.13 "Control" means:

(a) when applied to the relationship between a Person and another Person, the beneficial ownership by that first Person, directly or indirectly, of voting securities or other interests in such second Person entitling the holder to exercise control and direction in fact over the activities of such second Person, including by way of electing a majority of the members of the board of the second Person; and

(b) notwithstanding the foregoing, when applied to the relationship between a Person and a partnership, limited partnership or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership or joint venture; and

the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided that a Person who Controls a second Person will be deemed to Control a third Person which is Controlled by such second Person and so on.

1.3.14 "Deferred Share Unit" or "DSU" means a right granted to an Eligible Participant in accordance with Section 19 to receive a Common Share or the Market Price, as determined by the Board, that is generally redeemable, if at all, following the DSU holder's DSU Termination Date.

1.3.15 "Director" means a director of the Company from time to time.

1.3.16 "Disability" means, subject to Exhibit "A" with respect to US Taxpayers:

(a) subject to paragraph (b) below, an Eligible Participant's physical or mental incapacity that prevents them from substantially fulfilling their duties and responsibilities on behalf of the Company or, if applicable, a Subsidiary of the Company as determined by the Board and, in the case of an Eligible Participant who is an employee of the Company or a Subsidiary of the Company, in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Company's or Subsidiary's long-term disability plan; or

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Disability" or the equivalent term as defined in such employment agreement, if applicable.

1.3.17 "Eligible Participant" means subject to Exhibit "A" with respect to US Taxpayers a Person Employed by the Company or any Subsidiary of the Company.

1.3.18 "Employed" means, with respect to an Eligible Participant, that:

(a) the Eligible Participant is rendering services to the Company or a Subsidiary of the Company including as a Director or Service Provider (referred to in Section 1.3.48 as "active Employment"); or

(b) the Eligible Participant is not actively rendering services to the Company or a Subsidiary of the Company due to a vacation, temporary illness, maternity or parental leave or leave on account of Disability or any other authorized leave of absence (provided, in the case of a US Taxpayer, that the Eligible Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code).

and "Employment" has the corresponding meaning, provided that "employee" shall mean an individual who is considered an employee under applicable employment or labour standards legislation.

1.3.19 "Executive Officer" means, for the Company, an individual who is:

(a) a chief executive officer, chief financial officer, or, chief operating officer; or

(b) an employee, including an officer, who is designated in the Clawback Policy as a Person to whom such policy applies.

1.3.20 "Exercise Price" means, (a) with respect to an Option, the price payable by an Eligible Participant to purchase one Common Share on exercise of such Option, which shall not be less than one hundred percent (100%) of the Market Price on the Grant Date of the Option covering such Share, and (b) with respect to a Tandem SAR, the Exercise Price (as defined in (a) above) applicable to the Option to which the Tandem SAR relates, in each case subject to adjustment pursuant to Section 5.

1.3.21 "Expiry Date" means the day on which an Option or Stock Appreciation Right lapses as specified in the Grant Agreement in respect thereof or otherwise in accordance with the terms of this Plan.

1.3.22 "Good Reason" means:

(a) subject to paragraph (b) below, any act or omission by the Company or any Subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant under Applicable Law;

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Good Reason" or the equivalent term as defined in such employment agreement, if applicable; or

(c) to the extent that neither (a) nor (b) apply, with respect to a US Taxpayer, any reason that would constitute a separation from service for good reason under United States Treasury Regulation 1.409A-1(n)(2)(ii);

1.3.23 "Grant" means a grant or right granted under the Plan consisting of one or more Options, Stock Appreciation Rights, RSU, PSUs or DSUs, or such other award as may be permitted hereunder.

1.3.24 "Grant Agreement" means an agreement between the Company and an Eligible Participant evidencing a Grant and the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.25 "Grant Date" means the effective date of a Grant.

1.3.26 "Insider" means an insider of the Company as defined in the rules of the TSX Company Manual for the purpose of security based compensation arrangements.

1.3.27 "Market Price" means, subject to Exhibit "A" with respect to US Taxpayers,with respect to any particular date:

(a) the volume weighted average trading price per Common Share on the TSX, or if the Common Shares are not listed on the TSX, on such other Stock Exchange on which the Common Shares are listed, for the five (5) Trading Days immediately preceding such date; or

(b) if the Common Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Common Shares.

1.3.28 "Non-Employee Director" means a Director who is not an employee of the Company.

1.3.29 "Option" means an option to purchase a Common Share granted by the Board to an Eligible Participant in accordance with Section 3 and Section 9.1.

1.3.30 "Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant or Eligible Participants and set out in a Grant Agreement. Without limitation, Performance Conditions may apply to the Company, a Subsidiary of the Company, the Company and its Subsidiaries as a whole, a business unit of the Company or group comprised of the Company and some Subsidiaries of the Company or a group of Subsidiaries of the Company, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may incorporate multipliers or adjustments based on the achievement of any such performance criteria.

1.3.31 "Performance Period" means, with respect to PSUs, a period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting.

1.3.32 "Performance Share Unit" or "PSU" means a right granted to an Eligible Participant in accordance with Section 3.1(c) and 3.1(d) and Section 13.1 to receive a Common Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

1.3.33 "Person" means an individual, corporation, company, cooperative, sole proprietorship, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association, organization or syndicate, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status, however designated or constituted, and pronouns which refer to a Person shall have a similarly extended meaning.

1.3.34 "Plan" means this Galiano Gold Inc. Omnibus Equity Incentive Plan, including any schedules or appendices hereto, as may be amended from time to time.

1.3.35 "Prior Plans" means the Company's Share Option Plan dated September 27, 2011, and as amended on May 2, 2017, May 22, 2017, April 30, 2020 and June 1, 2023, and the Company's Share Unit Plan dated April 30, 2020, and as amended on June 1, 2023.

1.3.36 "Prior Plan Award" means a grant of options or share units under the Prior Plans.

1.3.37 "Restricted Share Unit" or "RSU" means a right granted to an Eligible Participant in accordance with Section 3.1(c) and 3.1(d) and Section 13.1 to receive a Common Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Eligible Participant.

1.3.38 "Restrictive Covenant" means any obligation of an Eligible Participant to the Company or a Subsidiary of the Company to (a) maintain the confidentiality of information relating to the Company or the Subsidiary of the Company and/or its business, (b) not engage in employment or business activities that compete with the business of the Company or the Subsidiary of the Company, or (c) not solicit employees or other service providers, customers and/or suppliers of the Company or the Subsidiary of the Company, whether during or after employment with the Company or Subsidiary of the Company, and whether such obligation is set out in a Grant Agreement issued under the Plan or other agreement between the Eligible Participant and the Company or Subsidiary of the Company, including, without limitation, an employment agreement, or otherwise.

1.3.39 "Security Based Compensation Arrangement" means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance or deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Common Shares to one or more directors or officers of the Company or a Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders, or consultants of the Company or any Subsidiary of the Company, including a Common Share purchased from treasury by one or more directors or officers of the Company or any Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders, or consultants of the Company or a Subsidiary of the Company which is financially assisted by the Company or a Subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Common Shares or other equity securities of the Company.

1.3.40 "Service Provider" means a Person, other than an employee, officer or director of the Company or a Subsidiary of the Company, that:

(a) is engaged to provide, on a bona fide basis, for an initial, renewable or extended period of twelve (12) months or more, services to the Company or a Subsidiary of the Company, other than services provided in relation to a distribution of securities;

(b) provides the services under a written contract between the Company or a Subsidiary of the Company and the Person;

(c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company;

and includes

(d) for an individual Service Provider, a Company of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner; and

(e) for a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company.

1.3.41 "Share Unit" means either an RSU or a PSU, as the context requires, but for greater certainty, does not include a DSU.

1.3.42 "Stand-Alone SAR" means a Stock Appreciation Right that is granted without reference to any related Option.

1.3.43 "Stock Appreciation Right" or "SAR" means a right, granted to an Eligible Participant, representing the right to receive payment, in cash, Common Shares or any combination thereof, as determined by the Board, equal to the excess of the Market Price over the Base Price or Exercise Price, whichever is applicable, on the terms and conditions and calculated in accordance with the provisions of Section 10.

1.3.44 "Stock Exchange" means the TSX and/or such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.45 "Stock Exchange Rules" means the applicable rules and policies of any Stock Exchange upon which Common Shares are listed.

1.3.46 "Subsidiary" means, in respect of a Person, another Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of that Subsidiary.

1.3.47 "Tandem SAR" means a Stock Appreciation Right attached to an Option, giving the holder, upon Vesting of the Option and Tandem SAR, the right to choose to exercise the Stock Appreciation Right or to exercise the Option.

1.3.48 "Termination" means:

(a) in the case of an Eligible Participant who is an employee of the Company or a Subsidiary of the Company, the termination of such Eligible Participant's Employment, which shall occur on the date (the "Termination Date") on which the Eligible Participant ceases to render services to the Company or a Subsidiary of the Company, as applicable, whether such termination is lawful or otherwise, without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which the Eligible Participant may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, in which case the Termination Date shall be at the expiration of any statutory notice period required to satisfy this legislative requirement). For greater certainty, (i) an Eligible Participant's absence from active work during a period of vacation, temporary illness, maternity or parental leave, leave on account of Disability or any other authorized leave of absence, or (ii) transfer from Employment to other Employment with the agreement of the Company or a Subsidiary of the Company shall not be considered to be a "Termination";

(b) in the case of an Eligible Participant who is a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; and

(c) in the case of an Eligible Participant who is a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason, provided, in each case, that, in the case of a US Taxpayer who receives a Grant subject to the provisions of Section 409A of the Code, the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code, and "Terminated" and "Terminates" shall be construed accordingly.

1.3.49 "Time Vesting" means any conditions relating to the passage of time or continued service with the Company or Subsidiary of the Company for a period of time in respect of a Grant, as may be determined by the Board.

1.3.50 "Trading Day" means a day on which the Stock Exchange is open for trading and on which the Common Shares actually traded.

1.3.51 "TSX" means the Toronto Stock Exchange and any successor thereto.

1.3.52 "US Taxpayer" means an individual who is subject to tax under the Code in respect of any Grants, amounts payable or Common Shares deliverable under this Plan.

1.3.53 "Vested" means, with respect to any Option, SAR, Share Unit, DSU or other award included in a Grant, that the applicable conditions with respect to Time Vesting, achievement of Performance Conditions and/or any other conditions (if any) established by the Board have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Eligible Participant's rights with respect to such Grant may be conditioned upon prior or subsequent compliance with any Restrictive Covenants, and "Vesting" and any other applicable derivative term shall be construed accordingly.

1.3.54 "Vesting Date" means the date on which all applicable Time Vesting, Performance Conditions and/or any other conditions for an Option, SAR, Share Unit, DSU or other award included in a Grant becoming Vested (if any) are met, deemed to have been met or waived as contemplated in Section 1.3.53.

2. CONSTRUCTION AND INTERPRETATION

2.1 Gender, Singular, Plural etc.

In the Plan, references to one gender include all genders; and references to the singular shall include the plural and vice versa, as the context shall require. Wherever the words "include", "includes" or "including" are used in this Plan, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

2.2 Severability.

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.3 Headings, Sections and Parts.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable. The Plan is divided into four Parts. Part I contains provisions of general application to all Grants; Part II applies specifically to Options and SARs; Part III applies specifically to Share Units; and Part IV applies specifically to DSUs and other Share-based awards.

3. ADMINISTRATION

3.1 Administration by the Board.

The Plan shall be administered by the Board in accordance with its terms and subject to Applicable Law. Subject to and consistent with the terms of the Plan, in addition to any authority of the Board specified under any other terms of the Plan, the Board shall have full and complete discretionary authority to:

(a) interpret the Plan and Grant Agreements;

(b) prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Grants;

(c) determine those Eligible Participants who may receive Grants as Eligible Participants, grant one or more Grants to such Eligible Participants and approve or authorize the applicable form and terms of the related Grant Agreement;

(d) determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, as applicable (i) Grant Value and the number of Common Shares subject to a Grant, (ii) the Exercise Price or Base Price for Common Shares subject to a Grant, (iii) the conditions to the Vesting of a Grant or any portion thereof, including, as applicable, the period for achievement of any applicable Performance Conditions as a condition to Vesting, and conditions pertaining to compliance with Restrictive Covenants, and the conditions, if any, upon which Vesting of any Grant or any portion thereof will be waived or accelerated without any further action by the Board, (iv) the circumstances upon which a Grant or any portion thereof shall be forfeited, cancelled or expire, including in connection with the breach by an Eligible Participant of any Restrictive Covenant, (v) the consequences of a Termination with respect to a Grant, (vi) the manner of exercise or settlement of the Vested portion of a Grant, (vii) whether, and the terms upon which, a Grant may be settled in cash, newly issued Common Shares or a combination thereof, and (viii) whether, and the terms upon which, any Common Shares delivered upon exercise or settlement of a Grant must be held by an Eligible Participant for any specified period of time;

(e) determine whether, and the extent to which, any Performance Conditions or other conditions applicable to the Vesting of a Grant have been satisfied or shall be waived or modified;

(f) make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or Disability of any Eligible Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine:

(i) whether or not any such leave of absence shall constitute a Termination within the meaning of the Plan; and

(ii) the impact, if any, of any such leave of absence on Grants issued under the Plan made to any Eligible Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Grants to expire and the impact upon the time or times such Grants shall be exercisable);

(g) amend the terms of any Grant Agreement or other documents evidencing Grants; and

(h) determine whether, and the extent to which, adjustments shall be made pursuant to Section 5 and the terms of such adjustments.

3.2 All determinations, interpretations, rules, regulations, or other acts of the Board respecting the Plan or any Grant shall be made in its sole discretion and shall be conclusively binding upon all Persons.

3.3 The Board may prescribe terms for Grant Agreements in respect of Eligible Participants who are subject to the laws of a jurisdiction other than Canada in connection with their participation in the Plan that are different than the terms of the Grant Agreements for Eligible Participants who are subject to the laws of Canada in connection with their participation in the Plan, and/or deviate from the terms of the Plan set out herein, for purposes of compliance with Applicable Law in such other jurisdiction or where, in the Board's opinion, such terms or deviations are necessary or desirable to obtain more advantageous treatment for the Company, a Subsidiary of the Company or the Eligible Participant in respect of the Plan under the Applicable Law of the other jurisdiction.

Notwithstanding the foregoing, the terms of any Grant Agreement authorized pursuant to this Section 3.3 shall be consistent with the Plan to the extent practicable having regard to the Applicable Law of the jurisdiction in which such Grant Agreement is applicable and in no event shall contravene the Applicable Law of Canada.

3.4 The Board may, in its discretion, subject to Applicable Law, delegate its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board, an individual or individuals, as it may determine, from time to time, on terms and conditions as it may determine, from time to time, provided that (a) the Board shall not, and shall not be permitted to delegate any such powers, rights or duties with respect to the grant, amendment, administration or settlement of any Grant to the extent delegation is not consistent with Applicable Law and any such purported delegation or action shall not be given effect, and (b) the composition of any committee of the Board, Person or Persons, as the case may be, shall comply with Applicable Law. For greater certainty, where the Board delegates powers to administer the Plan to a committee of the Board, the committee of the Board shall consist of two or more persons, each of whom may, from time to time, qualify as a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the United States Securities Exchange Act of 1934, as amended) and as "independent" within the meaning of any applicable Stock Exchange or similar regulatory authority on which the Common Shares are then listed, in each case if and to the extent required by Applicable Law. Where the Board has delegated any of its powers, rights or duties under the Plan, references in the Plan to the "Board" shall include the Board's delegate with respect to such powers, rights or duties. In addition, provided it complies with the foregoing, the Board may appoint or engage a trustee, custodian or administrator to provide services in respect of the administration of, or implement, the Plan or any aspect of it.

4. SHARE RESERVE

4.1 Subject to Section 4.3 and any adjustment pursuant to Section 5.1, the maximum aggregate number of Common Shares that may be issued pursuant to Grants made under the Plan together with all other Security Based Compensation Arrangements shall not exceed eight percent (8%) of the number of issued and outstanding Common Shares at the applicable Grant Date. The aggregate number of Common Shares issuable under this Plan pursuant to Grants other than Options and SARs may not exceed 4% of the issued and outstanding as at the applicable Grant Date.

4.2 The maximum number of Common Shares

(a) issued to Insiders within any twelve (12) month period, and

(b) issuable to Insiders, at any time,

under the Plan, or when combined with all of the Company's other Security Based Compensation Arrangements, shall not exceed eight percent (8%) of the number of the aggregate issued and outstanding Common Shares.

4.3 Common Shares covered by Grants that are exercised or settled or that expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised or settled for Common Shares issued from treasury will be available for subsequent grant under this Plan and the number of Common Shares available for issuance under Section 4.1 will not be reduced. For so long as the Common Shares are listed on the TSX, the Company shall obtain any required shareholder approval for unallocated Awards under this Plan within the timeframes required under the Stock Exchange Rules.

4.4 The maximum aggregate annual grant date value of awards issued to Non-Employee Directors pursuant to all Security Based Compensation Arrangements that are eligible to be settled in Common Shares shall not exceed US$150,000 in any single calendar year (of which no more than US$100,000 may be in the form of stock options), excluding any DSUs elected to be received pursuant to Section 19.1 and any other awards granted in lieu of cash fees on a value-for-value basis and any awards granted in connection with a Non-Employee Director's commencement of services in such capacity.

5. ALTERATION OF CAPITAL AND CHANGE IN CONTROL

5.1 Notwithstanding any other provision of the Plan, and subject to Applicable Law, in the event of any change in the Common Shares by reason of any dividend (other than dividends in the ordinary course), split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other relevant changes to the authorized or issued capital of the Company, if the Board shall determine that an equitable adjustment should be made, such adjustment shall be made by the Board to: (a) the number of Common Shares subject to the Plan; (b) the securities issuable in respect of a Grant where the Common Shares have been converted, exchanged or otherwise changed; (c) the Exercise Price and/or Base Price, as appropriate in respect of such Options and/or Stock Appreciation Rights; and/or (d) the number of Share Units and/or DSUs outstanding under the Plan, and any such adjustment shall be conclusive and binding for all purposes of the Plan.

5.2 No adjustment provided for pursuant to Section 5.1 shall require the Company to issue fractional Common Shares or consideration in lieu thereof in satisfaction of its obligations under the Plan. Any fractional interest in a Common Share that would, except for the provisions of this Section 5.2, be deliverable upon the exercise of any Grant shall be cancelled and not deliverable by the Company.

5.3 In the event of a Change in Control prior to the Vesting of a Grant, and subject to Section 5.4, the terms of an Eligible Participant's written employment agreement or contract for services with the Company or a Subsidiary of the Company and the applicable Grant Agreement, the Board shall have full authority to determine in its sole discretion the effect, if any, of a Change in Control on the Vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to Applicable Law, rules and regulations, the Board shall, at any time prior to, coincident with or after the effective time of a Change in Control, take such actions as it may consider appropriate, including, without limitation: (a) provide for the acceleration of any Vesting or exercisability of a Grant; (b) provide for the deemed attainment of Performance Conditions relating to a Grant; (c) provide for the lapse of restrictions relating to a Grant; (d) provide for the assumption, substitution, replacement or continuation of any Grant by a successor or surviving Company (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving Company (or a parent or subsidiary thereof); (e) provide that a Grant shall terminate or expire unless exercised or settled in full on or before a date fixed by the Board; or (f) allow the surrender of outstanding Grants otherwise designated to be satisfied through the issuance of Common Shares or terminate or cancel other outstanding Grants in each case in exchange for a cash payment (provided that, if as of the date of the Change in Control, the Board determines that no amount would have been realized upon the exercise or settlement of the Grant, then the Grant may be cancelled by the Company without payment of consideration).

5.4 If the Company completes a transaction constituting a Change in Control, and within twelve (12) months following such Change in Control a Termination Date occurs with respect to an Eligible Participant who was an employee or a Service Provider of the Company or a Subsidiary of the Company prior to the Change in Control, by reason of a termination without Cause or a resignation for Good Reason then notwithstanding the conditions as to vesting of any Grant of Options or Share Units contained in any individual Grant Agreement:

(a) the Eligible Participant's Options (if any) shall immediately fully vest as of the Termination Date and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after the Termination Date;

(b) all outstanding Share Units held by such Eligible Participant shall become Vested Share Units as of the Termination Date and the Company (or its successor) shall issue Common Shares and/or pay cash to such Eligible Participant with respect to such Vested Share Units in accordance with Section 15.2; provided that in the event that any Share Units are subject to Performance Conditions, then the Vesting of such Share Units shall accelerate based on the extent to which such Performance Conditions have been satisfied as of the Termination Date, with the satisfaction of such Performance Conditions being determined based on actual results of the Company for years where such results are known as of the Termination Date and target results for years for which results are unknown as of the Termination Date (i.e., based on a 100% payout target).

6. CLAWBACK

6.1 Clawback.

It is a condition of each Grant to an Eligible Participant who is an Executive Officer that the Grant is subject to the Clawback Policy.

7. MISCELLANEOUS

7.1 Compliance with Laws and Policies.

The Company's obligation to make any payments, offer or deliver (or cause to be delivered) any Common Shares or other awards hereunder is subject to compliance with Applicable Law. Each Eligible Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Eligible Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Eligible Participant in connection with the Plan including, without limitation, the Insider Trading Policy and Clawback Policy of the Company, and furnish to the Company all information and undertakings as may be required to permit compliance with Applicable Law, including, without limitation, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the U.S. Securities Act of 1933, as amended, or any applicable state or non-U.S. securities laws. The Company may require that certificates or book-entry notations evidencing Common Shares delivered under this Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Common Shares. If counsel to the Company shall determine that the listing, registration or qualification of the Common Shares or any other award under this Plan upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the offer, grant, issuance, exercise or delivery of such Common Shares or awards, nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

7.2 Withholdings.

So as to ensure that the Company or a Subsidiary of the Company, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the Subsidiary of the Company shall withhold or cause to be withheld from any amount payable to an Eligible Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the Subsidiary of the Company, as applicable, to so comply. The Company and any Subsidiary of the Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Eligible Participant's behalf, or requiring such Eligible Participant to sell, any Common Shares, and retaining any amount payable which would otherwise be provided or paid to such Eligible Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Common Shares hereunder, that such Eligible Participant make such arrangements as the Company may require so that the Company and its Subsidiaries can satisfy such withholding obligations, including requiring such Eligible Participant to remit an amount to the Company or a Subsidiary of the Company in advance, or reimburse the Company or any Subsidiary of the Company for, any such withholding obligations.

7.3 No Right to Continued Employment.

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Eligible Participant the right to continue in the employ or service of the Company or any Subsidiary of the Company, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any Subsidiary of the Company to terminate Eligible Participant's employment or service arrangement with the Company or any Subsidiary of the Company.

7.4 No Additional Rights.

Neither the designation of an individual as an Eligible Participant nor the Grant of any Options, SARs, Share Units, DSUs or other award to any Eligible Participant entitles any Person to the Grant, or any additional Grant, as the case may be, of any Options, SARs, Share Units, DSUs or other award under the Plan. For greater certainty, the Board's decision to approve a Grant in any period shall not require the Board to approve a Grant to any Eligible Participant in any other period; nor shall the Board's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Eligible Participant in any other period. The Board shall not be precluded from approving a Grant to any Eligible Participant solely because such Eligible Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a Subsidiary. No Eligible Participant has any claim or right to receive a Grant except as may be provided in a written employment or services agreement between an Eligible Participant and the Company or a Subsidiary of the Company.

7.5 Amendment, Termination.

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of an Eligible Participant if it adversely alters or impairs the rights of the Eligible Participant in respect of any Grant previously granted to such Eligible Participant under the Plan, except that Eligible Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the Plan may not be amended without shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:

(a) increase in the maximum number of Common Shares issuable pursuant to the Plan and as set out in Section 4.1;

(b) increase or remove the limits on Common Shares issuable or issued to Insiders as set forth in Section 4.2;

(c) reduce the Exercise Price of an outstanding Option or the Base Price of a Stand-Alone SAR for the benefit of an Insider, except as set forth in Section 5;

(d) extend the maximum term of any Grant made under the Plan, except pursuant to Section 9.5; or

(e) amend this Section 7.5 to amend or delete any of paragraphs (a) through (d) or grant additional powers to the Board to amend the Plan or entitlements without shareholder approval.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(f) amendments of a "housekeeping" nature;

(g) a change to the Vesting provisions of any Grants;

(h) a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(i) amendments to the provisions relating to a Change in Control.

7.6 Currency. The Grant Agreement shall specify the currency applicable to such Grant. The Board may determine, in its sole discretion, that a Grant denominated in one currency may be paid in any other currency based on the prevailing exchange rate at the time of payment or settlement, as applicable.

7.7 Administration Costs.

The Company will be responsible for all costs relating to the administration of the Plan.

7.8 Designation of Beneficiary.

Subject to the requirements of Applicable Law, an Eligible Participant may designate a Beneficiary, in writing, to receive any benefits that are provided under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Board from time to time. In the case of DSUs, only a person who is a dependent or relation of the Non-Employee Director to whom the DSUs have been granted may be designated as a Beneficiary to receive any benefits that are payable under the Plan in respect of such DSUs upon the death of such Non-Employee Director. A Beneficiary designation under this Section 7.8 and any subsequent changes thereto shall be filed with the general counsel of the Company.

7.9 Governing Law.

The Plan and any Grants pursuant to the Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and with respect to Eligible Participants who are US Taxpayers, with the Code and applicable federal laws of the US. The Board may provide that any dispute to any Grant shall be presented and determined in such forum as the Board may specify, including through binding arbitration. Any reference in the Plan, in any Grant Agreement issued pursuant to the Plan or in any other agreement or document relating to the Plan to a provision of law or rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability. To the extent applicable, with respect to Eligible Participants who are US Taxpayers, this Plan shall be interpreted in accordance with the requirements of Code Section 409A and the regulations, notices, and other guidance of general applicability issued thereunder.

7.10 Assignment.

The Plan shall inure to the benefit of and be binding upon the Company, its successors and assigns.

7.11 Transferability.

Unless otherwise provided in the Plan or in the applicable Grant Agreement, no Grant, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by an Eligible Participant other than by testamentary disposition by the Eligible Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Eligible Participant's debts, judgments, alimony or separate maintenance.

8. EFFECTIVE DATE

8.1 The Plan is established effective ●, 2026.

PART II - OPTIONS AND SARS

9. OPTIONS

9.1 The Company may, from time to time, make one or more Grants of Options to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine. In granting such Options, subject to the provisions of the Plan, the Company shall specify,

(a) the maximum number of Common Shares which the Eligible Participant may purchase under the Options;

(b) the Exercise Price at which the Eligible Participant may purchase their Common Shares under the Options;

(c) the term of the Options, to a maximum of seven (7) years from the Grant Date of the Options, the Vesting period, the periods within the term of the Options during which Vested Options or a portion thereof may be exercised by an Eligible Participant and any other Vesting conditions (including Performance Conditions); and

(d) any Tandem SARs that are granted with respect to such Options.

9.2 The Exercise Price for each Common Share subject to an Option shall be fixed by the Board but under no circumstances shall any Exercise Price be less than one hundred percent (100%) of the Market Price on the Grant Date of such Option.

9.3 All Options granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Options.

9.4 Subject to the provisions of the Plan and the terms governing the granting of the Option, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2, Vested Options or a portion thereof may be exercised from time to time until their Expiry Date by delivery to the Company of a notice in writing signed by the Eligible Participant or the Eligible Participant's legal personal representative, as the case may be, and addressed to the Company. This notice shall state the intention of the Eligible Participant or the Eligible Participant's legal personal representative to exercise the said Options and the number of Common Shares in respect of which the Options are then being exercised and must be accompanied by payment in full of the Exercise Price under the Options which are the subject of the exercise. On the exercise of an Option, any related Tandem SAR shall be cancelled.

9.5 If the normal Expiry Date of any Option (as set out in the applicable Grant Agreement) falls within any Blackout Period or within ten (10) Business Days following the end of any Blackout Period, then the Expiry Date of such Option shall, without any further action, be extended to the date that is ten (10) Business Days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the Grant Date and shall not be considered an extension of the term of the Options as referred to in Section 7.5; provided however, that no extension shall be effected which would result in the Option being subject to, or in violation of, Code Section 409A.

10. STOCK APPRECIATION RIGHTS

10.1 The Board may from time to time make one or more Grants of Stock Appreciation Rights to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine.

10.2 Tandem SARs may be granted at or after the Grant Date of the related Options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the Option to which it relates and the additional terms and conditions set forth in this Section 10.

10.3 On exercise of a Tandem SAR, the related Option shall be cancelled and the Eligible Participant shall be entitled to an amount in settlement of such Tandem SAR calculated and in such form as provided in Section 10.8 below.

10.4 Tandem SARs may be exercised only if and to the extent the Options related thereto are then Vested and exercisable and shall be exercised in accordance with such procedures as may be established by the Board. For greater certainty, upon the expiry or forfeiture of the Option to which a Tandem SAR is attached, including in connection with an Eligible Participant's Termination, as provided in Section 11, such Tandem SAR shall also expire or be forfeited, as the case may be.

10.5 Stand-Alone SARs granted under the Plan shall become Vested at such times, in such installments and subject to the terms and conditions of this Plan (including satisfaction of Performance Conditions and/or continued employment) as may be determined by the Board and set forth in the applicable Grant Agreement. For greater certainty, except as set out in a Grant Agreement in respect of the Stand-Alone SAR, or as otherwise approved by the Board, no Stand-Alone SAR granted to an Eligible Participant shall Vest after the Eligible Participant's Termination and any Stand-Alone SARs that are outstanding on the Eligible Participant's Termination shall be forfeited and cancelled as of the date of such Termination, and the Eligible Participant shall have no claim to damages in lieu thereof, whether related or attributable to any contractual or common law termination entitlements or otherwise.

10.6 The Base Price for each Stand-Alone SAR shall not be less than one hundred percent of the Market Price on the Grant Date of such Stand-Alone SAR.

10.7 Unless the Board determines otherwise, Stand-Alone SARs covered by a Grant shall, when and to the extent Vested, be settled by payment in cash of the amount determined in accordance with Section 10.8.

10.8 Upon exercise thereof, or the settlement thereof in accordance with Section 10.7, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2, Stock Appreciation Rights (and, in the case of Tandem SARs, the related Options) shall be settled by payment in cash, of an amount, or the delivery of Common Shares or a combination of cash and Common Shares, as determined by the Board with an aggregate value equal to the product of:

(A) the excess of the Market Price on the date of exercise over the Exercise Price or Base Price under the applicable Stock Appreciation Right,

multiplied by

(B) the number of Stock Appreciation Rights exercised or settled.

10.9 Any cash payment in settlement of a Stand-Alone SAR shall be payable in Canadian or US dollars as determined by the Company and in accordance with the prevailing exchange rate at the time of exercise or settlement, as applicable. Any cash payment in settlement of a Tandem SAR shall be payable in the currency as the Option to which it relates and in accordance with the prevailing exchange rate at the time of exercise or settlement, as applicable. Any portion of a Stock Appreciation Right that is to be settled in Common Shares shall be settled by delivery of the number of Common Shares having a Market Price on the date of exercise equal to the portion of the amount determined in accordance with Section 10.8 being settled, rounded down to the nearest whole Share.

10.10 If the normal Expiry Date of any Stock Appreciation Right (as set out in the applicable Grant Agreement) falls within any Blackout Period or within ten (10) Business Days following the end of any Blackout Period, then the Expiry Date of such Stock Appreciation Right shall, without any further action, be extended to the date that is ten (10) Business Days following the end of such Blackout Period. The foregoing extension applies to all SARs whatever and shall not be considered an extension of the term of the SARs as referred to in Section 7.5; provided however, that no extension shall be effected which would result in the Stock Appreciation Right being subject to, or in violation of, Code Section 409A.

11. TERMINATION OF EMPLOYMENT AND DEATH OF AN ELIGIBLE PARTICIPANT - OPTIONS AND TANDEM SARS

11.1 Outstanding Options held by an Eligible Participant as of the Eligible Participant's Termination Date, for any reason, including death, shall be subject to the provisions of this Section 11, as applicable; except that, in all events, the period for exercise of Options shall end no later than the last day of the maximum term thereof established under Section 9.1(c), 9.5, or 11.5, as the case may be.

11.2 Subject to the applicable Grant Agreement, Section 11.1 and Section 11.5, in the case of an Eligible Participant's Termination due to death, the Eligible Participant's outstanding Options that have become Vested prior to the Eligible Participant's date of death or Termination by reason of Disability shall continue to be exercisable during the twelve (12) month period following such date of death or Termination by reason of Disability, as the case may be.

11.3 Subject to the applicable Grant Agreement, Section 11.1 and Section 11.5, in the case of an Eligible Participant's Termination for any reason other than Termination for Cause, the Eligible Participant's outstanding Options that have become Vested prior to the Eligible Participant's Termination Date shall continue to be exercisable during the ninety (90) day period following the Eligible Participant's Termination Date.

11.4 Notwithstanding any other provision hereof or in any Grant Agreement, in the case of an Eligible Participant's Termination for Cause, any and all then outstanding Options granted to the Eligible Participant, whether or not Vested prior to such Termination, shall be immediately forfeited and cancelled, without any consideration therefor, as of the Eligible Participant's Termination Date.

11.5 In addition to the Board's rights under Section 3.1, but subject to Section 11.4, the Board may, at the time of an Eligible Participant's Termination, extend the period for exercise of some or all of the Eligible Participant's Options, but not beyond the original Expiry Date, and/or allow for the continued Vesting of some or all of the Eligible Participant's Options during the period for exercise or a portion of it. Options that are not exercised prior to the expiration of the exercise period, including any extended exercise period authorized pursuant to this Section 11.5, following an Eligible Participant's Termination Date shall automatically expire on the last day of such period.

11.6 Subject to Section 11.5 and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, any Options that are not Vested on the Eligible Participant's Termination Date shall not Vest and any such Options, and any Options that expire or are forfeited without being exercised, shall be cancelled. For greater certainty, an Eligible Participant shall have no right to receive Common Shares or a cash payment, as compensation, damages or otherwise, with respect to any Options that do not become Vested or that are forfeited and/or cancelled or otherwise not exercised before the Expiry Date of the Options, whether related or attributable to any contractual or common law termination entitlements or otherwise.

PART III - SHARE UNITS

12. DEFINITIONS

12.1 "Grant Value" means the dollar amount allocated to an Eligible Participant in respect of a Grant of Share Units.

12.2 "Share Unit Account" has the meaning set out in Section 14.1.

12.3 "Valuation Date" means the date as of which the Market Price is determined for purposes of calculating the number of Share Units included in a Grant, which shall be the Grant Date or, if otherwise determined by the Board, a future date.

12.4 "Vesting Period" means, with respect to a Grant of Share Units, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for such Share Units.

13. ELIGIBILITY AND GRANT DETERMINATION.

13.1 The Board may from time to time make one or more Grants of Share Units to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine, provided that, in determining the Eligible Participants to whom Grants are to be made and the Grant Value for each Grant, the Board shall take into account the terms of any written employment agreement or contract for services between an Eligible Participant and the Company or any Subsidiary of the Company and may take into account such other factors as it shall determine in its sole and absolute discretion.

13.2 The Board shall determine the Grant Value and the Valuation Date (if not the Grant Date) for each Grant under this Part III. The number of Share Units to be covered by each such Grant shall be determined by dividing the Grant Value for such Grant by the Market Price of a Common Share as at the Valuation Date for such Grant, rounded up to the next whole number.

13.3 Each Grant Agreement issued in respect of Share Units shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board may include in a Grant Agreement under this Part III terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by an Eligible Participant including as a condition of the grant or Vesting of Share Units.

14. ACCOUNTS AND DIVIDEND EQUIVALENTS

14.1 Share Unit Account.

An account, called a "Share Unit Account", shall be maintained by the Company, or a Subsidiary of the Company, as specified by the Board, for each Eligible Participant who has received a Grant of Share Units and will be credited with such Grants of Share Units as are received by an Eligible Participant from time to time pursuant to Section 13 and any dividend equivalent Share Units pursuant to Section 14.2. Share Units that fail to Vest to an Eligible Participant and are forfeited pursuant to Section 15, or that are paid out to the Eligible Participant or their Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant's Share Unit Account.

14.2 Dividend Equivalent Share Units.

Except as otherwise provided in the Grant Agreement relating to a Grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Common Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date immediately prior to the date as of which the RSUs or PSUs cease to be outstanding, additional dividend equivalent RSUs or PSUs, as the case may be, shall be credited to the Share Unit Account of the Eligible Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Eligible Participant if the RSUs or PSUs in the Eligible Participant's Share Unit Account had been Common Shares by the Market Price on the dividend payment date. The additional RSUs or PSUs granted to an Eligible Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be, to which such additional RSUs or PSUs are attributable.

15. VESTING AND SETTLEMENT OF SHARE UNITS

15.1 Continued Employment.

Subject to this Section 15, Section 5.4 and the applicable Grant Agreement, Share Units subject to a Grant and dividend equivalent Share Units credited to the Eligible Participant's Share Unit Account in respect of such Share Units shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Eligible Participant's Employment has not Terminated, including by reason of death, on the relevant Vesting Date.

15.2 Settlement.

An Eligible Participant's RSUs and PSUs, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, and rounded down to the nearest whole number of RSUs or PSUs, as the case may be, shall be settled, by a distribution as provided below to the Eligible Participant or their Beneficiary following the Vesting thereof in accordance with Section 15.1, as the case may be, subject to the terms of the applicable Grant Agreement. In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of Common Shares, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before December 31 of the third year following the year in which the Eligible Participant performed the services to which the Grant of RSUs or PSUs relates; provided that, solely with respect to US Taxpayers, settlement will in no event occur later than March 15 of the calendar year following the calendar year in which Vesting Date occurs. Settlement shall be made by the issuance of one Common Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash (subject to Section 15.3), or a combination of Common Shares and cash, all as determined by the Board in its discretion, or as specified in the applicable Grant Agreement, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2.

15.3 Postponed Settlement.

If an Eligible Participant's Share Units that are to be settled through the issuance of Common Shares would, in the absence of this Section 15.3, be settled within a Blackout Period applicable to such Eligible Participant, such settlement shall be postponed until the earlier of the sixth Trading Day following the date on which such Blackout Period ends (or as soon as practicable thereafter) and the otherwise applicable date for settlement of the Eligible Participant's Share Units as determined in accordance with Section 15.2; provided however, that no postponement shall be effected which would result in the RSUs or PSUs, as applicable, being subject to, or in violation of, Code Section 409A.

15.4 Failure to Vest.

For greater certainty, an Eligible Participant shall have no right to receive Common Shares or a cash payment, as compensation, damages or otherwise, whether related or attributable to any contractual or common law termination entitlements or otherwise, with respect to any RSUs or PSUs that do not become Vested or are forfeited and/or cancelled hereunder.

15.5 Termination of Employment.

Subject to the applicable Grant Agreement and Section 15.6, in the event an Eligible Participant's Employment is Terminated for any reason, except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, outstanding Share Units, including dividend equivalent Share Units, credited to the Eligible Participant that have not Vested as of the Termination Date shall Vest and/or be forfeited as follows:

(a) Termination Without Cause, Death or Disability

In the event of an Eligible Participant's Termination without Cause, or Termination as a result of death or Disability, the Eligible Participant shall be entitled to receive Common Shares or a cash payment, or a combination thereof, in respect of a number of Share Units that have not Vested as of the Termination Date, equal to the number of Share Units determined by multiplying:

(i) the number of such unvested RSUs or PSUs, as the case may be; by

(ii) a fraction, the numerator of which is the number of days between the Grant Date and the Termination Date and the denominator of which is the number of days between the Grant Date and the date on which such RSUs or PSUs, as the case may be, would otherwise have Vested had the Eligible Participant not experienced a Termination.

In the case of PSUs, the number of PSUs that Vest under this Section 15.5(a) will be further adjusted based on the extent to which the applicable Performance Conditions have been satisfied as of the Termination Date, with the satisfaction of such Performance Conditions being determined based on actual results of the Company for years where such results are known as of the Termination Date and target results for years for which results are unknown as of the Termination Date.

Any RSUs or PSUs that remain unvested after the application of the foregoing provisions of this Section 15.5(a) shall be forfeited immediately as of the Termination Date. The Eligible Participant shall have no further entitlement to Share Units following the Termination Date other than to receive cash or Common Shares in respect of Vested Share Units in accordance with Section 15.2 and this Section 15.5(a), and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

(b)  Other Termination Events

In the event of an Eligible Participant's Termination for any reason except as provided in Section 15.5(a), including resignation or Termination for Cause, Share Units that have not Vested as of the Termination Date shall not Vest and all such Share Units shall be forfeited immediately. The Eligible Participant shall have no further entitlement to Share Units following the Termination Date, other than to receive cash or Common Shares in respect of Vested Share Units in accordance with Section 15.2, and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

15.6 Extension of Vesting.

The Board may, at the time of Termination, extend the period for Vesting of Share Units, but not beyond the original end of the applicable Vesting Period.

16. SHAREHOLDER RIGHTS

16.1 No Rights to Common Shares.

Share Units are not Common Shares and a Grant of Share Units will not entitle an Eligible Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

PART IV - DSUs

17. DEFINITIONS

17.1 "Annual Remuneration" means all amounts payable to a Non-Employee Director by the Company in cash absent an election under Section 19.1 in respect of the services provided by the Non-Employee Director to the Company in connection with such Non-Employee Director's service on the Board in a fiscal year, including without limitation (i) the annual base retainer fee for serving as a director, (ii) the annual retainer fee for serving as a member of a Board committee; and (iii) the annual retainer fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board, be payable monthly in arrears; provided that "Annual Remuneration" shall not include any amounts received by a Non-Employee Director as a reimbursement for expenses incurred in attending meetings.

17.2 "DSU Account" has the meaning set out in Section 20.1.

17.3 "DSU Grant Value" means the dollar amount allocated to a Non-Employee Director in respect of a Grant of DSUs.

17.4 "DSU Termination Date" means the date as of which a Participant who holds DSUs no longer holds any position as an officer, employee, or director of the Company or any of its Subsidiaries.

17.5 "DSU Valuation Date" means the date as of which the Market Price is determined for purposes of calculating the number of DSUs included in a Grant, which in the case of DSUs granted pursuant to an election under Section 19.1, shall be the Grant Date, which in any event shall be no later than the end of the year in which the Annual Remuneration elected to be provided in DSUs would, absent such election, have been paid in cash and, in the case of DSUs granted under Section 19.6, shall be the Grant Date or such later date as may be determined by the Board.

18. ELIGIBILITY.

18.1 Only Non-Employee Directors may be credited with DSUs under the Plan.

19. DSU ELECTIONS AND GRANT DETERMINATION.

19.1 A Non-Employee Director may elect to receive all or a portion (as specified by the Board from time to time) of their Annual Remuneration otherwise payable in cash in the form of DSUs by giving notice to that effect to the Company in such form as the Company may from time to time prescribe by December 31 of the year preceding the year with respect to which the election is made. If an individual becomes a Non-Employee Director for the first time during a year, he or she must make the election within 30 days after first becoming a Non-Employee Director, in which case the election will only apply to periods after the election is made. A Non-Employee Director who does not make an election in any year in accordance with this Section 19.1 shall be deemed to have elected in the manner which the Non-Employee Director had previously elected pursuant to this Plan or, if a Non-Employee Director has not previously elected under this Plan, such Non-Employee Director shall be deemed to have elected to receive their Annual Remuneration entirely in cash.

19.2 Each election made by a Non-Employee Director pursuant to Section 19.1 is irrevocable with respect to Annual Remuneration earned during the period to which such election applies, provided that a Non-Employee Director may elect to modify the percentage of their Annual Remuneration to be paid in the form of DSUs by delivering a new DSU election notice by December 31 of the calendar year preceding the calendar year with respect to which such election is to be effective.

19.3 Notwithstanding Section 19.1 and Section 19.2, the Company shall not effect any election of a Non-Employee Director to receive Annual Remuneration in the form of DSUs (and shall notify any applicable Non-Employee Director of such determination) where the Board does not believe such action is appropriate having regard to any material fact or material change (each within the meaning of applicable securities laws) to which the Board has knowledge that has not been publicly disclosed.

19.4 The number of DSUs (including fractional DSUs) to be granted to a Non-Employee Director as of a particular DSU Valuation Date pursuant to an election made pursuant to Section 19.1 shall be determined by dividing the dollar amount of the portion of the Annual Remuneration which the Non-Employee Director has elected to be satisfied in the form of DSUs by the Market Price as of such DSU Valuation Date.

19.5 DSUs granted to a Non-Employee Director pursuant to an election under Section 19.1 will vest in accordance with the Grant Agreement governing the Grant of such DSUs.

19.6 The Board may from time to time make one or more Grants of DSUs to a Non-Employee Director in such number and on such terms as the Board may determine, including with respect to Vesting, which terms shall be set out in a Grant Agreement governing the Grant of DSUs, subject to Section 4.4. The number of DSUs to be covered by each such Grant shall be determined by dividing the Grant Value for such Grant by the Market Price of a Common Share as at the DSU Valuation Date for such Grant, rounded up to the next whole number.

20. ACCOUNTS AND DIVIDEND EQUIVALENTS

20.1 DSU Account.

The Company shall maintain an account called a "DSU Account" for each Non-Employee Director who has received a Grant of DSUs and shall credit the applicable DSU Account with the number of DSUs granted to the Non-Employee Director pursuant to Section 19.4 or Section 19.6, as applicable, effective as of the DSU Valuation Date in respect of such DSUs, together with any dividend equivalent DSUs pursuant to Section 20.2. DSUs granted pursuant to Section 19.6 subject to Vesting conditions that fail to Vest to an Eligible Participant and are forfeited or that are paid out to the Non-Employee Director or their Beneficiary, shall be cancelled and shall cease to be recorded in the Non-Employee Director's DSU Account as of the date on which such DSUs are forfeited or cancelled under the Plan or are paid out, as the case may be.

20.2 Dividend Equivalent DSUs.

Except as otherwise provided in the Grant Agreement relating to a Grant of DSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Common Shares to shareholders of record as of a record date occurring during the period from the date as of which the DSUs were credited to a Non-Employee Director's DSU Account to the date immediately prior to the date as of which the DSUs cease to be outstanding, additional dividend equivalent DSUs shall be credited to the DSU Account of the Non-Employee Director. The number of such additional DSUs will be calculated by dividing the aggregate dividends that would have been paid to such Non-Employee Director if the DSUs in the Non-Employee Director's DSU Account had been Common Shares by the Market Price on the dividend payment date. The additional DSUs granted to an Eligible Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding DSUs to which such additional DSUs are attributable.

21. REDEMPTION AND SETTLEMENT OF DSUS

21.1 Redemption of DSUs.

(a) Subject to Section 21.3, a Non-Employee Director who is not a US Taxpayer may elect up to two dates as of which DSUs credited to the Non-Employee Director's DSU Account shall be redeemed (each such date being an "Entitlement Date") by filing an irrevocable written redemption election with the Company specifying the portion of DSUs (in whole percentages or number of DSUs) to be redeemed as of a particular Entitlement Date prior to such date. No Entitlement Date elected by a Non-Employee Director pursuant to this Section 21.1 shall be before the Non-Employee Director's DSU Termination Date or later than December 15 of the calendar year following the year in which the Non-Employee Director's DSU Termination Date occurs. Where a Non-Employee Director to whom this Section 21.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Non-Employee Director which, subject to Section 21.3, shall be December 15 of the year following the year in which the Non-Employee Director's DSU Termination Date.

(b) Notwithstanding anything contrary in the Plan, subject to Section 21.3 and Exhibit A, the Entitlement Date of a US Taxpayer shall be their DSU Termination Date.

21.2 Settlement of DSUs.

DSUs redeemed hereunder by or in respect of a Non-Employee Director, or the Beneficiary of a Non-Employee Director, as the case may be, as of an Entitlement Date shall be entitled to receive (i) a number of Common Shares equal in number to the DSUs that are being redeemed as of the Entitlement Date, (ii) a cash payment equal to the Market Price of the DSUs that are being redeemed as of the Entitlement Date, or (iii) a combination thereof, in each case as determined by the Board in its sole discretion and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2.

21.3 Extended Entitlement Date.

In the event that the Board is unable, by a Non-Employee Director's Entitlement Date, to compute the final value of the DSUs recorded in such Non-Employee Director's DSU Account by reason of the fact that any data required in order to compute the Market Price of a Common Share has not been made available to the Board and such delay is not caused by the Non-Employee Director, then the Entitlement Date shall be the next following Business Day on which such data is made available to the Board; provided that, all amounts payable to, or in respect of, Non-Employee Director hereunder shall be paid on or before (i) in the case of a Non-Employee Director who is not a US Taxpayer, December 31 of the calendar year commencing immediately after the Non-Employee Director's DSU Termination Date and (ii) in the case of a Non-Employee Director who is a US Taxpayer, December 31 of the calendar year that includes the Non-Employee Director's DSU Termination Date.

22. NO COMPENSATION FOR DECREASE IN COMMON SHARE PRICE

22.1 Notwithstanding any other provision of this Plan, the value of a DSU shall always depend on the value of shares of the Company or a corporation related to the Company for purposes of the Income Tax Act (Canada) and no amount will be paid to, or in respect of, an Eligible Participant under this Plan or pursuant to any other arrangement, and no additional DSUs will be granted to any Eligible Participant to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

23. SHAREHOLDER RIGHTS.

23.1 DSUs are not Common Shares and a Grant of DSUs will not entitle an Eligible Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlements or rights on liquidation.

Exhibit "A"

Galiano Gold Inc. Omnibus Equity Incentive Plan

Special Provisions Applicable to US Taxpayer

This Exhibit sets forth special provisions of the Galiano Gold Inc. Omnibus Equity Incentive Plan (the "Plan") that apply to Eligible Participants who are US Taxpayers. This Exhibit shall apply to such Eligible Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

"Disability" means, solely with respect to an award that constitutes deferred compensation subject to Section 409A of the Code, a "disability" as defined under Section 409A of the Code.

"Eligible Participant" means, solely with respect to Options and SARs, an individual Employed by the Company or any of its subsidiaries who, by the nature of their position or job is, in the opinion of the Board, in a position to contribute to the success of the Company.

"Market Price" shall have the meaning as provided in the Plan; provided that, notwithstanding anything to the contrary in the Plan or in this Exhibit, and solely with respect to a US Taxpayer, any determination of Market Price under clause (a) of the definition of Market Price contained in the Plan shall not be less than the closing price per Common Share on such date, and any determination of Market Price (whether pursuant to clause (a) or clause (b)) shall be in a manner that complies with Section 409A of the Code.

"Separation From Service" means such employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Change in Control Treatment

Notwithstanding anything to the contrary, if the Change in Control event does not constitute a change in ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company under Section 409A of the Code, and if the Company determines any award under the Plan constitutes deferred compensation subject to Section 409A of the Code, then as determined in the sole discretion of the Board, the vesting of such award may be accelerated as of the effective date of the Change in Control, but the Company shall pay such award on its original payment date or such earlier date as will not result in the imposition of taxes or penalties under Section 409A of the Code.

Compliance with Section 409A

The intent of the parties is that payments and benefits under this Plan be exempt from or, to the extent subject thereto, comply with Section 409A of the Code and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated or additional taxation and/or tax penalties under Section 409A of the Code, an Eligible Participant shall not be considered to have terminated employment with the Company for purposes of this Plan unless the Eligible Participant would be considered to have incurred a Separation from Service from the Company. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid additional or accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan (or any other plan or agreement of the Company) during the six (6) month period immediately following the Specified Employee's Separation from Service on account of such Separation from Service shall instead be paid on the first Business Day after the date that is six (6) months following the Specified Employee's Separation from Service (or death, if earlier). The Plan and any award agreements issued thereunder may be amended in any respect deemed by the Board to be necessary in order to preserve compliance with Section 409A of the Code. The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. Each Eligible Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

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